FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

QUARTER ENDED
31 MARCH 2007
News release
Q3 F2007 results
- Unaudited -
we deliver
South Deep acquisition finalised,
equity raising successfully completed and
Western Areas hedge retired
JOHANNESBURG. 3 May 2007 – Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings excluding gains and losses on foreign exchange and exceptional items for the March 2007 quarter of R512 million compared with R564 million in the December 2006 quarter and R397 million for the restated March quarter of 2006. In US dollar terms net earnings excluding gains and losses on foreign exchange and exceptional items for the March 2007 quarter were US$71 million compared with US$76 million in the December 2006 quarter and US$63 million for the restated March quarter of 2006.
March 2007 quarter salient features:
•
Acquisition of South Deep finalised as remaining Western Areas Limited shares purchased;
•
Equity raising successfully completed with gross proceeds received of R10.3 billion (US$1.4 billion), used to retire debt of R8.8 billion (US$1.2 billion);
•
Western Areas hedge retired cost effectively in a rising gold price environment by generating realised gains of US$21 million on the long gold delta position. A further US$20 million of marked to market losses were avoided based on the gold price as at the end of March of US$663 per ounce;
•
Attributable gold production 989,000 ounces at a cash cost of US$399 per ounce.
Ian Cockerill, Chief Executive Officer of Gold Fields, said:
“This quarter has been extremely challenging for Gold Fields. All operations with the exception of Driefontein showed a drop in production due to a combination of lower grades, volume and a slow start up post the Christmas break in South Africa, while Choco 10 continues to suffer as a result of water shortages. Unit cash costs have risen as a result of lower production.

While the increase in the rand gold price achieved more than offset the lower production resulting in a 3 per cent increase in revenue, we are very focused on ensuring that our shareholders get the benefit of a higher gold price through increased earnings. As a result we have instituted a Group wide effort focusing on four key components of operational excellence, namely, safety and health, quality gold production, unit cost control and improved productivity. Delivery on these initiatives will see better performances from the operations in coming quarters.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR117.00 – ZAR134.99
- at end March 2007
650,405,008
Average Volume - Quarter    3,302,577 shares / day
- average for the quarter
620,105,799
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$15.85 – US$19.20
ADR Ratio
1:1
Average Volume - Quarter    2,207,431 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

I
GOLD FIELDS RESULTS Q3F2007
H e a l t h   a n d   s a f e t y
We regret to report six fatal injuries during the March quarter compared with three during the December quarter. All fatal
accidents occurred at the South African operations. The fatal injury frequency rate for the March quarter was 0.15 per million man hours worked, a regression on the previous quarter’s figure of 0.08.
The lost time injury frequency rate improved from 10.37 to 9.99, the serious injury frequency rate improved from 5.4 to 5.1 and the days lost frequency rate improved from 325 to 280 per million man hours worked. All rates as from the March quarter include South Deep.

Management is continuing to actively seek improvements to meet the Ontario safety standards and Mine Health and Safety Council milestones on all of our mines. Behavioural based interventions continue at all operations in the group. The South African
operations are currently being audited for OHSAS 18001
certification.
F i n a n c i a l   r e v i e w
Quarter ended 31 March 2007 compared
with quarter ended 31 December 2006
Revenue
Attributable gold production decreased by 3 per cent from
1,015,000 ounces in the December 2006 quarter to 989,000
ounces in the March quarter. Attributable production at the South
African operations increased marginally from 652,000 ounces to
656,000 ounces. Attributable production at the international operations decreased 8 per cent from 363,000 ounces to 333,000 ounces.

The increase in gold production at the South African operations over the previous quarter was primarily due to the inclusion of a full quarter’s production from South Deep. South Deep produced
66,000 attributable ounces compared with 24,500 attributable ounces for the month of December - the effective date of
acquisition being 1 December 2006. Production at Driefontein increased from 247,300 to 251,200 ounces as a result of a higher yield. Gold production at Kloof decreased from 230,600 to 220,000 ounces on the back of a reduction in underground ore produced due to the Christmas break and less surface material at payable grades. The Christmas break in addition to a low mine call factor affected Beatrix this quarter, with gold production declining from
149,500 to 119,200 ounces.

At the international operations, all mines reported lower gold production compared with the December quarter. Gold production at Tarkwa decreased due to lower grades at both the CIL and heap leach operations. Damang’s gold production decreased as a result of lower available high-grade fresh ore tonnages mined and
processed. At Choco 10 gold production reduced significantly as previously indicated as a result of water shortages, which reduced plant throughput and this will continue into the coming quarter. The ongoing strategy of reducing reliance on rain water is continuing through a number of initiatives which have not yet borne fruit. At St
Ives the decrease in gold production was as a result of reduced fresh ore from the open pits, which increased the processing of lower grade stockpiled Mars ore. At Agnew, gold production
decreased by over 10 per cent for the quarter as a result of a reduction in underground grades. This was caused by dilution from mining adjacent to the Kim fault.

The average quarterly US dollar gold price increased from US$609 per ounce in the December quarter to US$652 per ounce this
quarter, a 7 per cent increase. The average Rand/US dollar
exchange rate strengthened by 2 per cent quarter on quarter, averaging R7.21, compared with R7.38 in the December quarter.
As a result of the above factors, the rand gold price increased from
R144,485 per kilogram to R151,184 per kilogram, a 5 per cent improvement.

The increase in the rand gold price achieved more than offset the lower production and resulted in revenue increasing in rand terms from R4,854 million (US$658 million) to R4,994 million (US$693 million) quarter on quarter.
Operating costs
Operating costs for the March quarter, amounted to R3,165 million
(US$439 million) compared with R2,975 million (US$403 million) in the December quarter, an increase of 6 per cent or R190 million.
The increase at the South African operations amounted to 12 per cent or R217 million (US$35 million), from R1,795 million (US$244 million) to R2,012 million (US$279 million). Of the R217 million
(US$35 million) increase, R190 million (US$26 million) was due to the inclusion of South Deep for the full quarter. The increase at the remaining South African operations amounted to R27 million (US$9 million) or 1.5 per cent. Driefontein’s costs increased by R17 million (US$4 million) due to maintenance performed over the
Christmas closed period and the purchase of water from local government due to the cessation of Driefontein’s water treatment plant. Kloof’s costs increased by R14 million (US$4 million) due to maintenance during the Christmas closed period and processing of what proved to be a disappointingly low grade stockpile built up for the Christmas break. Beatrix’s costs reduced by R4 million
(increased by US$1 million) due to lower volumes mined.
South African Rand
S a l i e n t   f e a t u r e s
United States Dollars
Nine months to
Quarter
Quarter
Nine months to
Restated˜
March
2006
March
2007
Restated˜
March
2006
Dec
2006
March
2007
March
2007
Dec
2006
Restated˜
March
2006
March
2007
Restated˜
March
2006
95,043
93,592
31,809
31,580
30,750   kg
Gold produced*
oz (000)
989
1,015
1,023
3,009
3,056
67,026
85,328
67,831
83,707
92,490   R/kg
Total cash costs
$/oz
399
353
344
367
326
36,715
39,349
12,738
13,109
13,382   000
Tons milled
000
13,382
13,109
1,273
39,349
36,715
100,887    145,882    109,500   144,485   151,184   R/kg
Revenue
$/oz
652
609
555
628
490
191
226
187
227
237   R/ton
Operating costs
$/ton
33
31
30
31
30
3,265
5,796
1,377
1,969
1,840   Rm
Operating profit
$m
255
267
221
802
510
32
40
37
41
37%
Operating margin
%
37
41
37
40
32
852
1,835
504
767
370   Rm
$m
52
104
80
254
133
173
337
102
148
60   SA c.p.s.
Net earnings
US c.p.s.
8
20
16
47
27
812
1,682
467
762
228   Rm
$m
32
103
74
233
127
164
309
94
147
37   SA c.p.s.
Headline earnings
US c.p.s.
5
20
15
43
26
762
1,810
397
564
512   Rm
$m
71
76
63
250
119
154
333
80
108
83   SA c.p.s.
Net earnings
excluding gains and
losses on foreign
exchange and
exceptional items
US c.p.s.
11
15
13
46
24
* Attributable – All companies wholly owned except for Ghana (71.1%), Choco 10 (95%) and South Deep (98.85% compared with 91.95% at the end of December 2006)
˜ Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised.

GOLD FIELDS RESULTS Q3F2007
I

Costs at the international operations, including gold-in-process movements, amounted to R1,107 million (US$153 million),
compared with R1,112 million (US$151 million) incurred in the
December quarter. In dollar terms, including gold-in-process, costs at Tarkwa increased by US$4 million as a result of the cost of on-
mine power generation in line with the national load shedding requirements, and price increases in consumables, especially cyanide. At Damang, costs were similar quarter on quarter with the additional power costs offset by the lower mining volumes.
Operating costs at Choco 10 decreased by US$4 million due to the gold-in-process credit as ore which could not be processed due to the lack of water to run the plant, was stockpiled and due to a build-
up of 5,000 ounces of gold in circuit at quarter end. At St Ives, costs in Australian dollar terms including gold-in-process were similar, as the cost impact of lower volumes mined and processed were offset by a gold-in-process release. Agnew reported slightly increased costs mainly due to a power credit received in the
December quarter.
Effect of capitalising Ore Reserve Development (ORD)
on unit costs
Ore Reserve Development has been capitalised in the March 2007 and December 2006 quarter’s results and retrospectively in the comparative results in this report. This brings its accounting treatment in line with our peers and is the preferred methodology for accounting for ORD in the industry. The impact of the
capitalisation is given in the tables at the bottom of page 16 and page 21.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of
R1,840 million (US$255 million). This was 7 per cent below the
R1,969 million (US$267 million) achieved in the December quarter.
The Group operating margin reduced from 41 per cent to 37 per cent. The margin at the South African operations decreased from
39 per cent to 35 per cent, while the margin at the international operations decreased from 43 per cent to 41 per cent. The
decrease in the margin was driven by the inclusion of South Deep, with a margin of 3 per cent, the operating loss at Choco 10 and the lower production.
Amortisation
Amortisation decreased from R745 million (US$101 million) in the
December quarter to R704 million (US$98 million) in the March quarter. The decrease at the International operations of R25 million (US$2 million) resulted from the lower production at Choco
10 and Agnew. At the South African operations amortisation
decreased by R37 million (US$4 million) in line with the lower production and development rates, partially offset by the inclusion of South Deep’s amortisation for the full quarter.
Other
Net interest paid increased from R27 million (US$4 million) in the
December quarter to R112 million (US$15 million) in the March quarter. This change reflects additional interest paid of R34 million
(US$5 million) on a loan to finance the South Deep acquisition and
R33 million (US$5 million) interest paid on a loan of US$528 million borrowed to close out the Western Areas gold derivative.

The loss on foreign exchange of R380 million (US$53 million), compares with a gain of R264 million (US$36 million) in the
December quarter. The March quarter’s loss consists largely of an exchange loss of R266 million (US$37 million) on the US$1.2 billion loan raised to finance the acquisition of 50 per cent of the South
Deep mine. This compares with a gain of R224 million (US$30
million) in the December quarter on the same loan, resulting in a net R42 million (US$6 million) exchange loss on the loan since its drawdown on 1 December 2006.

Also included in the R380 million (US$53 million) loss in the current quarter was an exchange loss on the close out of the Western
Areas gold derivative amounting to R175 million (US$24 million).
This derivative was settled at an exchange rate of R7.30 to the US dollar, compared with R6.98 to the US dollar at the beginning of the quarter, resulting in the aforesaid exchange loss of R175 million
(US$24 million). Also included was a R53 million (US$7 million)
exchange gain on the US$528 million loan raised to finance the close out the Western Areas gold derivative, offset by the negative marked to market movement of R13 million (US$ 2 million) on a foreign exchange contract taken out to hedge this loan. Finally an unrealised exchange gain of R16 million (US$2 million) was
incurred relating to a US dollar denominated insurance receivable at South Deep.

The loss on financial instruments increased from R19 million (US$3 million) to R35 million (US$5 million) for the March quarter. The
March quarter’s loss included a loss of R105 million (US$14 million)
on the Western Areas gold derivative compared with a loss of R44 million (US$6 million) in the December quarter. This loss resulted from an increase in the spot gold price from US$634.22 per ounce at the beginning of the quarter to US$643.00 per ounce at the close out date, as well as the costs associated with the market spread at close out resulting in the marked to market value of the gold derivative increasing from US$540 million at the beginning of the quarter to US$549 million at the close out date. The March
quarter’s loss also included a loss of R115 million (US$16 million)
on a forward exchange contract taken out to part settle the US$1.2 billion loan to finance the South Deep acquisition. This was partially offset by marked to market gains on share warrants of R38 million (US$5 million), a gain of R133 million (US$18 million) on gold purchases effected by Western Areas as part of the gold derivative close out process and a gain of R14 million (US$2 million) on the close out of a US dollar / Rand forward purchase.

The R133 million (US$18 million) gain on gold purchases effected by Western Areas for the quarter was made on the accumulated delta purchase of 1,005,000 ounces, which includes the 275,000 ounces purchased in December 2006, together with 730,000
ounces purchased in the March quarter at a price of US$618.95 per ounce. The total delta purchase of 1,005,000 ounces since date of acquisition was at an average gold price of US$622.14 per ounce and was subsequently sold at a gold price of US$643.00 on 24
January 2007. This resulted in a net gain since inception of R151 million (US$21 million).

The net effect of the Western Areas gold derivative since date of acquisition, 1 December 2006, was a realised loss of R149 million
(US$20 million). This resulted from an increase from US$539
million, being the take-on marked to market valuation at a gold price of US$631.75 per ounce, compared with the close out
payment of US$549 million net of scheduled maturities of US$10 million, at a gold price of US$643.00 per ounce.

The net effect of the various transactions accounted for under the loss on foreign exchange and under the loss on financial
instruments as they relate to the US$1.2 billion loan was a net exchange loss of R163 million (US$23 million). This exchange difference arises as a consequence of raising the loan at an exchange rate of R7.16 to the US dollar on 1 December 2006 and settling the same liability on 8 February 2007 at a weighted average exchange rate of R7.30 to the US dollar.
Close out of Western Areas gold derivative structure
Hedge
US$m
Delta
US$m
Net
position
US$m
December
MtM* at take on
(539)
-
(539)
December maturity
5
-
5
MtM loss for the quarter
(6)
-
(6)
Profit on Delta
-
3
3
MtM at quarter end
(540)
3
(537)
March quarter
MtM beginning of quarter
(540)
3
(537)
January maturity
5
-
5
Realised (loss)/gain on close-out
(14)
18
4
Close-out
(549)
21
(528)
* MtM - Marked to market.

I
GOLD FIELDS RESULTS Q3F2007
Exploration
Exploration expenditure increased from R65 million (US$9 million)
in the December quarter to R76 million (US$11 million) in the
March quarter. Please refer to the Exploration and Corporate
Development section for more detail.
Exceptional items
This quarter saw an increase in exceptional items from R8 million
(US$1 million) to R192 million (US$27 million) and includes a profit on the sale of shares in Avoca of R123 million (US$17 million), profit on the sale of the Bibiani project of R43 million (US$6 million)
and the sale of other sundry investments.
Taxation
Taxation for the quarter amounted to R262 million (US$36 million)
compared with R480 million (US$65 million) in the December
quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the
international operations.
Earnings
Net profit attributable to ordinary shareholders amounted to R370 million (US$52 million) or 60 SA cents per share (US$0.08 per share), compared with R767 million (US$104 million) or 148 SA cents per share (US$0.20 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R228 million
(US$32 million) or 37 SA cents per share (US$0.05 per share), compared with earnings of R762 million (US$103 million) or 147 SA cents per share (US$0.20 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on foreign exchange amounted to R512 million (US$71
million) or 83 SA cents per share (US$0.11 per share), compared with earnings of R564 million (US$76 million) or 108 SA cents per share (US$0.15 per share) reported last quarter.
Cash flow
Cash outflow from operating activities for the quarter was R2,615 million (US$359 million), compared with an inflow in the December quarter of R1,381 million (US$190 million). This quarter on quarter decrease of R3,996 million (US$549 million) comprises a decrease of R807 million (US$107 million) in profit before tax and exceptional items, the settlement of the Western Areas gold derivative of
R3,894 million (US$534 million), and additional tax payments of
R92 million (US$19 million), mainly at the South African operations.
This was partially offset by a reduced investment in working capital quarter on quarter and a change in non-cash items of R464 million
(US$64 million). The change in non-cash items is mainly a quarter on quarter movement on the hedge up until close-out together with an exchange loss on loans. The investment in working capital decreased from R321 million (US$44 million) to R132 million
(US$18 million). The increase in working capital for the quarter of
R132 million was mainly due to an increase in gold inventory of
R63 million (US$9 million) and an increase in gold debtors.

Dividends paid during the quarter amounted to R586 million
(US$81 million). No dividends were paid in the December quarter.

Capital expenditure amounted to R1,341 million (US$186 million)
similar to the R1,376 million (US$187 million) in the December quarter. At the South African operations capital expenditure increased from R565 million (US$77 million) in the December
quarter to R591 million (US$82 million) in the March quarter. The increase was due to the inclusion of South Deep which increased from R41 million (US$6 million) to R79 million (US$11 million). The majority of this expenditure was incurred on the initial stages of the
94 level refrigeration plant (R12 million), the ventilation shaft equipping and deepening (R23 million) and ore reserve
development. At the other South African operations the main areas of capital expenditure during the quarter were ore reserve
development at Driefontein, Kloof and Beatrix of R80 million
(US$11 million), R96 million (US$13 million) and R66 million (US$9 million) respectively, together with the other major projects. At
Driefontein expenditure at the 1 and 5 shaft complex amounted to
R14 million (US$2 million), R4 million (US$1 million) was incurred on the 4 shaft pillar extraction project and R38 million (US$5 million) was incurred on the 9 shaft deepening project. At Kloof, expenditure on the 4 sub-vertical shaft amounted to R19 million
(US$3 million) for the quarter, R11 million (US$2 million) was incurred on the 1 shaft pillar extraction project and R16 million
(US$2 million) was incurred on the KEA drop down project. At
Beatrix, expenditure on the 3 shaft project amounted to R34 million
(US$5 million) and R7 million (US$1 million) was incurred on development of the North Block at West shaft.

At the Ghanaian operations, capital expenditure at Tarkwa
decreased from R189 million (US$26 million) to R152 million
(US$21 million) quarter on quarter. Capital expenditure continued
on capital waste mining at the Teberebie cutback (US$5 million), progress on the joint power project (US$5 million), on the CIL expansion project (US$3 million) and expansion of the secondary fleet (US$3 million). Damang increased its capital investment to
R65 million (US$9 million) from R53 million (US$7 million) with the majority of this expenditure at the Damang cutback (US$6 million)
and the raising of the tailings storage facility embankments (US$2 million).

At Choco 10 capital expenditure decreased from R38 million (US$5 million) to R17 million (US$2 million) as exploration drilling and other projects were deferred where possible as a result of lower production and reduced cash flow from the project.

In Australia capital expenditure at St Ives increased from R126 million (A$22 million) to R148 million (A$26 million) due to increased development costs. At Agnew, capital expenditure
decreased from R56 million (A$10 million) to R33 million (A$6 million), the decrease as a result of the completion of capital expenditure on the current Songvang pit shell which amounted to
R23 million (A$4 million) in the December quarter. The majority of the balance was expenditure on development and exploration.

Capital expenditure at the Cerro Corona mine in Peru amounted to
R335 million (US$46 million) in the March quarter compared with
R341 million (US$46 million) in the December quarter.

Purchase of investments for the quarter amounted to R350 million
(US$48 million) and included R296 million (US$41 million) on the purchase of Sino Gold shares, R16 million (US$2 million) on the purchase of CMQ Resources shares and R32 million (US$4 million)
on the purchase of an unlisted subsidiary in South Africa.

Proceeds on the sale of investments amounted to R306 million
(US$42 million) and included R147 million (US$20 million) from the sale of shares in Avoca Resources, R41 million (US$6 million) from the sale of the Bibiani project, R14 million (US$2 million) from the sale of shares in TLC Ventures and R100 million (US$14 million)
from the sale of shares in Comaplex.

The net cash flow from financing activities amounted to R5.5 billion
(US$756 million). Net proceeds from the capital raising amounted to R10.1 billion (US$1.4 billion). Loans received amounted to R4.4 billion (US$609 million) and consisted of R4.0 billion (US$551 million) borrowed to close out the Western Areas gold derivative and repay a short-term borrowing from Standard Bank. R180
million (US$25 million) was drawn down on the facility to finance the Cerro Corona project, R169 million (US$23 million) was
borrowed by Western Areas as a short-term loan and R72 million
(US$10 million) was drawn down on a three year term facility.

Loans repaid amounted to R9,036 million (US$1,250 million) and included R8,702 million paid to close out the US$1.2 billion borrowed to finance the purchase of 50 per cent of South Deep,
R165 million (US$25 million) on the half yearly Mvelaphanda loan repayment and R169 million (US$25 million) to repay the Western
Areas short-term facility with Standard Bank.

Net cash inflow for the quarter was R880 million (US$117 million).
After accounting for a translation gain of R35 million (US$4 million), the cash balance at the end of March was R2,328 million (US$323 million). The cash balance at the end of December was R1,413 million (US$202 million).

GOLD FIELDS RESULTS Q3F2007
I

D e t a i l e d   a n d   o p e r a t i o n a l
r e v i e w
Cost and revenue optimisation initiatives
Project 500
Project 500 was initiated at the South African operations in
September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects, Project 100+ and
Project Beyond as detailed below.
Project 400
Project 400 was aimed at improving revenue such that an
additional R400 million (US$55 million) per annum could be
generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality
volumes. Operational Excellence, a change programme, was
initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies. The objective of these
initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.
Reconciliation of achieved yields to gold reserves
Quarter ended
F2005  F2006*
Dec
2006*
March
2007*
Driefontein:
Life of mine head grade as per
published declarations
8.1
8.0
8.0
8.0
Life of mine head grade adjusted
for estimated metallurgical
recoveries
7.8
7.8
7.8
7.8
Driefontein (underground yields
achieved)
8.3
8.1
7.5
7.6
Kloof:
Life of mine head grade as per
published declarations
10.5
10.0
10.0
10.0
Life of mine head grade adjusted
for estimated metallurgical
recoveries**
10.2
9.7
9.7
9.7
Kloof (underground yields
achieved)
9.1
8.7
7.8
8.0
Beatrix:
Life of mine head grade as per
published declarations
5.5
5.5
5.5
5.5
Life of mine head grade adjusted
for estimated metallurgical
recoveries
5.3
5.3
5.3
5.3
Beatrix (underground yields
achieved)
5.0
5.2
5.0
4.6
South Deep
+
:
Life of mine head grade as per
published declarations
-
-
6.1
6.1
Life of mine head grade adjusted
for estimated metallurgical
recoveries
-
-
5.9
5.9
South Deep (underground yields
achieved)
-
-
7.7
6.1
*  Based on reserve statement at 31 December 2005.
** Kloof’s life of mine head grade as adjusted for estimated metallurgical recoveries, is higher than that currently achieved due to the high grade main shaft pillar, limited mining of which only commenced recently.
+
The acquisition of South Deep is effective from 1 December 2006.
Based on the reserve statement as at 30 June 2006.
Project 100+
Following a solid base, Project 100+ remains a dedicated focus for ongoing cost reduction through eliminating inefficiencies and ongoing investment in cost reductions.

The Eskom demand side management (DSM) projects are
progressing well and during the quarter, five new projects involving water control, thermal ice storage, ventilation fan control, compressed air control and energy efficient lighting were approved, and a further four are expected in June quarter. These projects, which are funded by Eskom, collectively shift 50 megawatt of load out of the peak tariff period resulting in an annual saving of more than R3 million by financial 2009. The estimated Eskom DSM
savings for financial 2007 will exceed R5 million, growing to R12 million in financial 2008 and R20 million by financial 2009.

The conversion from diesel to battery power for underground
locomotives is progressing to plan with the manufacture of
locomotives underway and the preparation of battery charging bays and the training of personnel. The project will deliver long term cost savings due to the lower operating cost and higher efficiency of battery locomotives, and has an added benefit in improved underground environmental conditions. An underground rail track up-grade project has commenced.

The Pump Efficiency Monitoring project has entered a monitoring phase, and this will allow maintenance practices to be modified to initiate maintenance based on pump efficiency. This will deliver savings in financial 2008 due to pumps operating at higher
efficiency, and due to lower pump repair costs.
Project Beyond
Despite some softening in rise and fall contracts (e.g. diesel, copper and beef), inflationary pressures continue unabated, with input costs from steel, timber, cyanide, labour hire and cement continuing to rise. Increasing oil prices, continued global demand growth in resources, shortages in food categories such as maize and Mittal steel communicating price increases for April, are expected to continue cost pressures over the coming quarters.

During the March quarter a further estimated annualised R24
million contracted benefit was achieved. The bulk of this benefit was delivered in the form of added margin due to optimisation of explosives of around R19 million, measured against a historical performance base and the balance of around R5 million came from improved traction motor specification and contract changes to reduce total repair costs. The cumulative financial year to date
South Africa contracted benefit is now at R85 million.

Strategic value was delivered through developing a performance-
aligned arrangement for underground support and will be finalised and rolled out during the June quarter. Improving procurement support to capital projects and completing a South Deep spend analysis also received focus.

During the June quarter continued focus will be on the rollout of the explosives performance contract, drillsteel wastage controls and engineering total cost projects. Analysing, planning and initiating
South Deep spend synergies and opportunities will also be looked
at.
Global / International Supply Chain and Strategic
Sourcing Optimisation
Global integrated supply chain initiatives continued, delivering total cost benefits of around US$2 million across various competitive tendering and strategic partnering initiatives, largely through contributions from Australia (i.e. electric cables, ground support, survey supplies, stationary and cement rebates) with some
contribution from Ghana (i.e. increased diesel rebate benefits).

A further multi-year benefits case was delivered in the form of planning and initiating the development of a local earth moving tyre retread facility at the Tarkwa operation through a partnership arrangement. Following the building and commissioning of the retread facility during 2007, cost benefits are estimated at a conservative US$3 million per annum, excluding the production benefit of ensuring fleet uptime and excluding saving that can be achieved at Damang. The International cumulative financial year to date contracted benefit, including the tyres post 2007, stands at an annualised US$12 million.

Strategic value was delivered through developing long-term global strategic partnering arrangements for the supply of earth moving tyres, establishing a risk and reward alliance model for the delivery of the Ghana CIL plant expansion project and good progress was made on the structuring of the outbound concentrate logistics model in Peru.

For the June quarter priority will be to conclude the Peru outbound concentrate logistics model, optimise inbound supply chain logistics and economies in Venezuela, validate continuous improvement

I
GOLD FIELDS RESULTS Q3F2007
opportunities in Australia and contract optimisation priorities related to South American procurement.
South African Operations
Driefontein
March
2007
December
2006
Gold produced - kg
7,814
7,692
- 000’ozs
251.2
247.3
Yield - underground - g/t
7.6
7.5
- combined         - g/t
4.8
4.6
Total cash costs - R/kg
82,506
81,721
- US$/oz
356
344

Gold production increased by 2 per cent from 247,300 ounces in the December quarter to 251,200 ounces in the March quarter, which was higher than forecast.

Underground tonnage decreased marginally from 937,000 tons in the December quarter to 930,000 tons in the March quarter, with a concomitant improvement in yield from 7.5 to 7.6 grams per ton.
Surface tonnage decreased from 736,000 tons in the December
quarter to 704,000 tons in the March quarter in order to maintain yields.

Operating costs increased by 2 per cent from R661 million (US$90 million) to R677 million (US$94 million) due to maintenance
performed during the Christmas closure period, the premium being paid for scarce skills and the cessation of the Driefontein water treatment plant, which necessitated the purchase of water from local government. Total cash costs increased by 1 per cent in rand terms from R81,721 to R82,506 per kilogram. In US dollar terms, total cash costs increased 3 per cent from US$344 to US$356 per ounce.

Operating profit increased by 13 per cent from R450 million (US$61 million) in the December quarter to R510 million (US$71 million) in the March quarter due to the higher gold production and the higher rand gold price.

Capital expenditure increased from R177 million (US$24 million) to
R196 million (US$27 million). The major portion of this expenditure was spent on the 1, 5 and 9 shaft projects. The 9 shaft project is still in the advanced design phase and tenders for shaft sinking are being adjudicated. Shaft sinking should commence as planned by
October 2007.

Gold production for the June quarter is forecast to be similar to the
March quarter. As a consequence unit costs are expected to
remain flat.
Kloof
March
2007
December
2006
Gold produced - kg
6,843
7,172
- 000’ozs
220.0
230.6
Yield - underground - g/t
8.0
7.8
- combined        - g/t
7.4
7.3
Total cash costs - R/kg
90,180
84,021
- US$/oz
389
354

Gold production at Kloof decreased, from 230,600 ounces in the
December quarter to 220,000 ounces in the March quarter. This was as a result of a decrease in ore processed from 986,000 to
920,000 tons, partially offset by an increase in yield. The lower tonnage was due to lower volumes processed over the Christmas break, a slow start-up in January and an incident relating to an
Eskom power outage. Also lower volumes were mined as we move into lower grade slope reef areas. Despite this, underground grades increased mainly due to an improved mine call factor.
Surface tons milled reduced by 25 per cent due to lower than expected grades which in turn marginally improved the combined yield.

The operating costs at R644 million (US$89 million) for the quarter increased by 2 per cent compared with the previous quarter’s cost of R629 million (US$85 million). This was mainly due to the
carrying cost of processing 56,000 tons of stockpiled material and shaft infrastructure maintenance over the Christmas break. As a result of the lower gold production and increased cost, the total cash cost increased by 7 per cent to R90,180 per kilogram,
compared with the R84,021 per kilogram in the December quarter.
In US dollar terms total cash costs increased by 10 per cent from
US$354 to US$389 per ounce. Operating profit was marginally
lower at R390 million (US$54 million) for the March quarter, compared with R407 million (US$55 million) the previous quarter.

Capital expenditure was virtually unchanged at R193 million
(US$27 million) and includes expenditure on the KEA drop-down project.

Gold production for the June quarter is forecast marginally higher than the March quarter, with a resultant decrease in total cash costs.
Beatrix
March
2007
December
2006
Gold produced - kg
3,708
4,650
- 000’ozs
119.2
149.5
Yield - underground - g/t
4.6
5.0
Total cash costs - R/kg
99,434
80,237
- US$/oz
429
338

Gold production at Beatrix reduced from 149,500 ounces in the
December quarter to 119,200 ounces in the March quarter. Tons milled reduced from 935,000 to 807,000 tons in the March quarter primarily due to limited stockpiles at the beginning of the Christmas break, and a slow build-up to historical production levels. The yield also regressed from 5.0 to 4.6 grams per ton as a result of a short-
term decline in mine call factor.

Operating costs quarter on quarter decreased by 1 per cent, from
R392 million (US$53 million) to R388 million (US$54 million). The decrease in operating cost was mainly due to the lower production and continued cost control offset by increased material prices.
Total cash costs increased from R80,237 per kilogram (US$338 per ounce) in the December quarter to R99,434 per kilogram (US$429 per ounce) in the March quarter, due to the decrease in gold production. Beatrix posted an operating profit of R175 million
(US$24 million) for the quarter compared with R275 million (US$37 million) in the December quarter.

Capital expenditure amounted to R124 million (US$17 million) in the March quarter and includes R66 million (US$9 million) for ore reserve development and R35 million (US$5 million) on the 3 shaft project.

Gold production is forecast to increase to 140,000 ounces in the
June quarter, with an accompanying reduction in cash costs.

GOLD FIELDS RESULTS Q3F2007
I

South Deep
March
2007
December
2006
Gold produced - kg
2,075
838
- 000’ozs
66.7
26.9
Gold sold - kg
2,321
682
- 000’ozs
74.6
21.9
Yield - underground - g/t
6.1
7.7
- combined          - g/t
4.3
4.6
Total cash costs - R/kg
141,017
133,724
- US$/oz
608
564

At South Deep gold produced increased from 26,900 to 66,700
ounces. The increase in gold produced together with the other variances are mainly due to the December quarter’s results
reflecting only a month’s production, as the effective date of acquisition was 1 December 2006. This compares with a full
quarter’s results for the March quarter. South Deep also aligned itself with the Gold Fields quarter close timetable which effectively reduced the quarter by seven mining shifts.

Total cash costs increased from R133,724 to R141,017 per
kilogram for the March quarter due to the inclusion of R35 million
(US$5 million) gold inventory charge from the sale of 246 kilograms held over from the previous quarter at a cost of R142,300 per kilogram and development and insurance costs, totaling an
additional R15 million (US$2 million). The operating profit
increased from R6 million (US$1 million) to R11 million (US$2 million) quarter on quarter.

The Main shaft at the Twins complex was re-commissioned by mid-
January 2007, and hoisting operations were restored following the shaft accident of 4 May 2006. The re-commissioning of the Twin shaft complex necessitated a logistics re-organisation by moving people and ore flow away from the South shaft complex which did affect the production build-up. Staffing in the trackless section of the mine has been problematic where high turnover rates are being experienced. The labour market for these skills in South Africa is highly competitive and adjustments will be made to retain such staff.

Milled tonnage increased from 184,000 tons to 483,000 tons.
Underground volumes tripled to 309,000 tons and the balance was made up of surface stockpiles.

Underground yields were marginally lower than anticipated at 6.1 grams per ton due to higher than forecast mining volumes from the marginal 1 West corridor.

Capital expenditure for the quarter amounted to R78 million (US$11 million) and includes the Twin shaft ventilation deepening project, which has progressed well during the quarter, being on time and well within budget. The 94 level refrigeration project is lagging due to civil engineering skills shortages experienced by the contractor.
This bottleneck has since been addressed. The below 95 level capital development project will be presented for Board approval during the quarter and the award and mobilisation is anticipated to commence in the early part of the September quarter.

Increased mining volumes are being experienced in the June
quarter, with operational focus on commissioning the 95 1 west workshop which will mark the commencement of the Long Hole
Stoping programme. This programme once fully operational will provide an additional 150,000 tons per quarter of marginal Elsburg ore, which will supplement the current ore production. As
previously forecast, this level of production should be achieved by the end of the June quarter. In light of this, gold production, is anticipated to reach above 70,000 ounces in the June quarter at a marginally reduced cost.

The integration of South Deep into Gold Fields is well advanced, with various projects underway to exploit identified synergies. The priority is the adoption of the Gold Fields commercial service division as the primary service provider.
International Operations
Ghana
Tarkwa
March
2007
December
2006
Gold produced - 000’ozs
174.3
178.8
Yield - Heap leach - g/t
0.7
0.8
- CIL
plant          - g/t
1.4
1.6
-
Combined        - g/t
0.9
1.0
Total cash costs - US$/oz
356
323

For the quarter Tarkwa processed 5.89 million tons and produced
174,300 ounces of gold at an average yield of 0.9 grams per ton.
This compares with 5.59 million tons processed producing 178,800 ounces at a yield of 1.0 gram per ton in the December quarter. The yield from the CIL reduced from 1.6 grams per ton in December quarter to 1.4 grams per ton in March quarter, whilst Heap Leach yield decreased from 0.8 to 0.7 grams per ton. The decrease was due to lower grade tons treated from mining and from stockpiles.
Both heap leach and CIL tonnages treated increased in the March quarter.

Total tons mined, including capital stripping, increased from 26.0 million tons in the December quarter to 28.7 million tons for the
March quarter. Ore tons moved for the March quarter at 5.65
million tons compared with 5.23 million tons in the December quarter. The overall strip ratio for the quarter was 4.09, marginally higher than the 3.96 in the December quarter.

Total feed to the heap leach sections was 4.38 million tons at a head grade of 1.0 gram per ton compared with 4.24 million tons at a head grade of 1.13 grams per ton for the December quarter. The lower head grade was due to the lower grade pits mined during this quarter and treatment of low grade stockpiles additional to the run of mine. There was a net gold-in-process decrease of 1,100
ounces. Overall, the heap leach sections produced 103,700
ounces for the quarter compared with the 110,500 ounces achieved in December.

The total feed to the CIL plant was higher than the previous quarter at a record 1.52 million tons versus the previous quarters 1.35 million tons. The CIL plant produced 70,600 ounces in the March quarter compared with 68,300 ounces in the December quarter.

Operating costs, including gold-in-process adjustments, at US$62 million (R446 million) were US$4 million higher than the previous quarter and reflect a US$2 million increase in power costs
equivalent to US$11 per ounce, a US$1 million increase in gold-in-
process adjustment and a US$1 million increase in consumables, especially cyanide and fuel costs, which added a further US$10 per ounce.

Operating cost per ton processed was US$11.96 as against
US$11.02 in the December quarter. Total cash costs at US$356 per ounce compared with the December quarter’s US$323 per
ounce. This increase in the cash cost was primarily because of the impact of the higher power cost compounded by the lower gold output.

Operating profit at US$52 million (R371 million) was similar to the
December quarter, with the higher gold price offsetting the
increased cost and lower gold production.

Capital expenditure was US$21 million (R152 million) for the quarter compared with US$26 million (R189 million) in the
December quarter. The main areas of capital expenditure were capital waste mining on the Teberebie cutback, expenditure on initial work carried out on the CIL expansion project and
expenditure on the joint power project.

Gold production for the June quarter is expected to be marginally lower than the current quarter and unit costs will remain under pressure on the back of the continued cost of on-mine power
generation.

I
GOLD FIELDS RESULTS Q3F2007
Damang
March
2007
December
2006
Gold produced - 000’ozs
48.5
51.6
Yield - g/t
1.1
1.2
Total cash costs - US$/oz
454
447

Gold production for the March quarter was 48,500 ounces, which was 6 per cent down on the December quarter’s 51,600 ounces.
This was due to a decrease in high-grade fresh ore tonnages
mined and processed, which in turn increased the volume of lower grade B3 stockpile material that was fed to the plant. The decrease in high-grade fresh tons mined was due to mining less tons from the nearly depleted J2SW pit and the high strip ratio areas mined at the Damang pit cutback.

The mill throughput for the quarter was 1.38 million tons, 4 per cent up on last quarter’s 1.33 million tons processed. This increase was due to good fragmentation of the material treated.

Total tons mined, including capital stripping, was 8.1 million tons compared with 8.3 million tons in the previous quarter. Ore mined was 811,000 tons compared with 856,000 tons during the previous quarter. The average mined grade decreased from 1.41 to 1.28 grams per ton. This decrease was due to the reduction in high-
grade fresh ore mined. The overall strip ratio increased to 9.04, from 8.67 the previous quarter.

Operating costs, including gold-in-process movements were in line with the previous quarter. The cost per ton milled was US$16.11 as against US$16.98 in the December quarter. Total cash costs increased from US$447 per ounce to US$454 per ounce due to the lower gold output. Operating profit for the quarter at US$9 million
(R65 million) was similar to the December quarter.

Capital expenditure for the quarter amounted to US$9 million (R65 million) compared with US$7 million (R53 million) in the December quarter. The majority of this expenditure was incurred in mining the
Damang pit-cutback and the raising of tailings storage facility embankments. Construction of a seventh CIL tank to increase the metallurgical recovery progressed during the quarter, with civil works for the foundation completed. The project is expected to be commissioned during the second quarter of financial 2008.

Gold production is expected to be slightly lower in the June quarter.
Cost pressures will continue as a result of the continued cost of on-
mine power generation.
Venezuela
Choco 10
March
2007
December
2006
Gold produced - 000’ozs
8.2
22.8
Yield - g/t
1.3
2.0
Total cash costs - US$/oz
575
426

Gold production for the quarter decreased from 22,800 ounces to
8,200 ounces as a consequence of insufficient water to operate the plant at full capacity. The mining operations focused on additional waste mining in preparation for future ore requirements resulting in lower grade areas and stockpiles being milled.

Total mill throughput for the quarter decreased from 357,000 tons to 191,000 tons due to the water shortages. This problem was the most severe during the months of February and March, when 457 and 454 operating hours were lost respectively. Encouragingly when water was available, there were periods when the mill
throughput rates were slightly above nameplate capacity.

Mining continued in the Pisolita, Coacia and the Rosika open pits during the quarter, with total material mined of 1.7 million tons versus 1.4 million tons in the December quarter. Ore mined
reduced from 347,000 tons in the previous quarter to 194,000 tons in the March quarter with an increased focus on waste mining during the period of reduced milling operations. Overall mining quantities were lower than plan mainly as a result of lower than expected machinery availability. The grade mined for the quarter was 1.6 grams per ton compared with 1.9 grams per ton last
quarter.

Operating costs, including gold-in-process movements, amounted to US$6 million (R45 million) compared with US$11 million (R78 million) last quarter, in line with the decrease in production. Total cash costs increased from US$426 per ounce to US$575 per
ounce driven by the low level of production. An operating loss of
US$1 million (R6 million) was realised compared with a profit of
US$3 million (R23 million) in the December quarter.

At the end of the quarter there was still no water in the mine’s main reservoir. The permitting process to extract water from the Yuruari
River is still ongoing. The water exploration programme was
significantly advanced during the quarter, resulting in five boreholes being installed to provide water; although this still does not represent the mine’s full requirements. Two additional targets from the original programme remain to be tested and this work is
planned for the June quarter. Discussions with various external parties are continuing to finalise the complex permitting process, but progress is slow. Work is continuing on other internal and external water supply and management projects.

Capital expenditure amounted to US$2 million (R17 million) for the quarter compared with US$5 million (R38 million) in the December quarter. The resource definition exploration programme on Choco
10 continued to return numerous significant intersects during the quarter, defining high-grade extensions to mineralisation along strike and down-dip at the VBK deposit.

Gold production for the June quarter is expected to be similar to the
March quarter unless an improvement in the mine’s water supply situation improves.

Collective bargaining with the union representing the workers commenced during the March quarter and is ongoing.
Australia
St Ives
March
2007
December
2006
Gold produced - 000’ozs
119.4
124.6
Yield - Heap leach - g/t
0.5
0.5
- Milling - g/t
2.9
3.1
-
Combined      - g/t
2.1
2.2
Total cash costs - A$/oz
511
493
- US$/oz
401
378

Gold production for the quarter was 119,400 ounces, 4 per cent down on the last quarter’s 124,600 ounces. The reduction was primarily due to the Lefroy mill processing lower grade stockpiled
Mars ore and reduced fresh ore tons available from the open pits, due to the closure of Thunderer and West Revenge pits. Open pit and underground ores were stockpiled at the end of the quarter due to maintenance to the Lefroy mill primary crusher. The quarter’s gold production from the Lefroy mill was 110,700 ounces compared with 117,000 ounces previously. The increase in heap leach
production from 7,600 ounces in the December quarter to 8,700 ounces this quarter was a result of on-going recovery of gold from slow leaching Mars ore stacked previously.

During the quarter 2.39 million bank cubic metres (BCM’s) of ore and waste were mined from the open pit operations compared with
2.37 million BCM in the previous quarter. The average strip ratio increased to 8.5 compared with 4.7 previously with the
commencement of the North Revenge pit and on-going
development of the Bahama pit. Open pit operations produced 0.7 million tons of ore for the quarter compared with 1.0 million tons for the previous quarter. The open pit ore grade was maintained at 2.3 grams per ton. The majority of ore was mined from the Thunderer

GOLD FIELDS RESULTS Q3F2007
I

and Delta North pits, although the North Revenge and the
Leviathan pits contributed to production at the end of the quarter.

Underground operations produced 317,000 tons of ore at 5.5
grams per ton for the quarter compared with 341,100 tons at 5.2 grams per ton in the previous quarter. The majority of this
decrease was from a reduction at Leviathan which mined 178,000 tons at 5.3 grams per ton this quarter compared with 209,000 tons at 5.1 grams per ton.

Operating costs, including gold-in-process movements, increased to A$63 million (R358 million) from A$62 million (R348 million) in the previous quarter, reflecting lower direct mining costs in the open pits which was more than offset by the release of gold-in-
process from previously stacked Mars ore from the heap leach operation. A price participation royalty calculated at 10 per cent of the average quarterly gold price above A$600 per ounce was
payable during the quarter and amounted to A$3 million (R17
million), which was similar to the previous quarter. Total cash costs increased to A$511 per ounce (US$401 per ounce) for the quarter from A$493 per ounce (US$378 per ounce) in the December
quarter.

Operating profit was similar at A$36 million (R202 million), the higher gold price offsetting the lower gold production.

Capital expenditure for the March quarter was A$26 million (R148 million) compared with A$22 million (R126 million) in the December quarter. Mine development capital was higher than the previous quarter at A$16 million (R91 million) compared with A$14 million
(R81 million) in the previous quarter with the continuation of development at the Bahama pit and commencement of
development at the North Revenge pit. Capital works was double the previous quarter at A$2 million (R14 million), due to the construction of the North Orchin emergency tailings disposal system and the installation of an agglomeration drum at the heap leach circuit. Capitalised exploration expenditure was A$7 million
(R40 million) for the quarter, compared with A$6 million (R34 million) in the preceding quarter.

Gold production for the June quarter is expected to decrease slightly with a corresponding increase in unit costs since both the
Lefroy mill and heap leach facility have planned downtime events during the quarter for a major SAG mill re-line and commissioning of an agglomeration drum respectively.
Agnew
March
2007
December
2006
Gold produced - 000’ozs
46.6
53.0
Yield - g/t
4.5
5.2
Total cash costs - A$/oz
426
338
- US$/oz
334
260

Gold production for the March quarter was 46,600 ounces, which was 12 per cent down on the December quarter’s 53,000 ounces.
This was due to lower yields at 4.5 grams per ton compared with
5.2 grams per ton the previous quarter. This was mainly on the back of lower grades from the high grade Kim lode, where
sequencing for good geotechnical management constrained mining to lower grade portions of the orebody. In addition, some
production from Kim was affected by higher than normal dilution associated with mining adjacent to the Kim fault between the Kim and Kim South lodes. The grade at the Kim lode was down from
16.4 grams per ton to 10.4 grams per ton as a result. The overall underground operations at Waroonga produced 98,000 tons of ore at 9.7 grams per ton, compared with 100,000 tons at 13.1 grams per ton in the December quarter.

Open pit mining at Songvang produced 450,000 tons of ore,
significantly up on the 344,000 tons produced during the December quarter and the average grade increased from 1.9 to 2.2 grams per ton. The total volume of ore and waste mined from the pit was 0.72 million BCM compared with 1.2 million BCM during the previous quarter, decreasing the average strip ratio from 9.1 to 3.7 which reflects the reduced working areas available as the pit deepens.
Operating costs, including gold-in-process movements, were A$17 million (R97 million) for the March quarter, some A$1 million above the December quarter. Costs increased by A$2 million due to the completion of the capitalised waste pre-strip at Songvang and the resultant expensing of internal waste as from November 2006, combined with an increase of A$1 million due to increased
production at Songvang. This was partially offset by gold-in-
process credits as a result of increased Songvang stocks. Total cash costs increased to A$426 per ounce (US$334 per ounce) for the quarter compared with A$338 per ounce (US$260 per ounce) in the preceding quarter, largely as a result of decreased gold production. Operating profit decreased to A$22 million (R122 million) compared with A$27 million (R151 million) quarter on quarter.

Capital expenditure for the March quarter was A$6 million (R33 million) compared with A$10 million (R56 million) in the December quarter. The majority of this decrease was due to a reduction of pre-strip expenditure at Songvang, which was completed in the previous quarter. Capitalised exploration expenditure was
maintained at A$2 million (R11 million).

Gold produced during the June quarter is expected to be similar to the March quarter. Cash costs are expected to rise in line with
Songvang’s associated waste chargeback costs.
Quarter ended 31 March 2007 compared
with quarter ended 31 March 2006
Attributable gold production decreased 3 per cent from 1,023,000 ounces for the quarter ended 31 March 2006 to 989,000 ounces produced in the quarter ended 31 March 2007. A decrease was
seen at most operations, partially offset by an increase from Choco
10 of 2,700 attributable ounces, as this operation only included one months results this time last year, and the newly acquired
South Deep, which produced 66,000 attributable ounces this
quarter.

The South African operations, excluding South Deep, produced
590,000 ounces, compared with 646,000 ounces produced in the
March 2006 quarter. The decrease at Driefontein and Beatrix
amounted to 33,000 and 36,000 ounces respectively due to lower grades, partially offset by an increase at Kloof of 13,000 ounces due to higher underground tons processed.

At the international operations, excluding Choco 10, production decreased by 47,000 attributable ounces to 333,000 attributable ounces. Tarkwa and Damang decreased by 13,000 and 10,000
attributable ounces respectively. St Ives and Agnew decreased by
15,000 ounces and 9,000 ounces respectively. These decreases resulted from lower grades achieved across the operations.

Revenue increased by 34 per cent in rand terms (increased 15 per cent in US dollar terms) from R3,734 million (US$602 million) to
R4,994 million (US$693 million). The higher gold price of
R151,184 per kilogram (US$652 per ounce) compared with
R109,500 per kilogram (US$555 per ounce), more than offset the lower production.

Operating costs increased from R2,384 million (US$386 million) to
R3,165 million (US$439 million), an increase of 33 per cent. This increase includes R303 million (US$42 million) at South Deep and an additional R50 million (US$7 million) at Choco 10. The weaker rand also contributed to the increase in costs as translating costs at the international operations into South African rand accounted for
R168 million of this increase. Exchange rates weakened from an average of US$1 = R6.14 to US$1 = R7.21, or 17 per cent and
from A$1 = R4.56 to A$1 = R5.66, or 24 per cent quarter on
quarter. The balance of the operating cost increase of R260 million
(US$36 million) includes R193 million at the South African
operations, with the balance of R67 million at the international operations. Total cash costs for the Group increased 16 per cent from US$344 to US$399 per ounce.

At the South African operations operating costs excluding South
Deep increased by 13 per cent to R1,709 million for the March
2007 quarter compared with R1,516 million for the same period the previous year. This was due to above inflation wage increases, an increase in equipping and secondary support, an increase in

I
GOLD FIELDS RESULTS Q3F2007
commodity prices, particularly steel, copper, fuel and food, as well as normal inflationary pressures. Unit cash costs excluding South
Deep increased from R72,725 to R88,772 per kilogram. At the
international operations unit cash costs increased by 24 per cent from US$310 per ounce to US$383 per ounce. This was due to the combined effect of lower gold outputs as a result of lower grades, the increased cost of inputs driven by the commodities boom, increased fleet maintenance costs at Tarkwa and increased power costs in Ghana due to on-mine power generation.

Operating profit at R1,840 million (US$255 million), compared with
R1,377 million (US$221 million) in the previous year, with the group benefiting from the higher gold price in all currencies.

Net earnings were R370 million (US$52 million) compared with
R504 million (US$80 million) in the March 2006 quarter. This decrease in earnings was largely due to losses resulting from the
South Deep acquisition. This was evidenced by the earnings
excluding gains and losses on foreign exchange and exceptional items for the March 2007 quarter, which amounted to R512 million
(US$71 million) compared with R397 million (US$63 million) in the
March 2006 quarter.
C a p i t a l   a n d   d e v e l o p m e n t
p r o j e c t s
Cerro Corona
During the quarter community relationships remained stable on the
Cerro Corona site. Proactive management of community and
social issues remained a primary focus in all construction related activities, with a particular emphasis on employment and
community contracting. Since October 2006, the fleet of locally hired construction equipment working at the site has doubled in size, with performance based opportunities for all local contractors being provided. Community stakeholder participation remains high with over 50 local contractors and suppliers and almost 900 people from local communities working at site.

There were no significant environmental incidents during the period. Sediment control has been a particular challenge due to above-average rainfall over recent months, coinciding with
significant top soil stripping activity. Safety performance on the
Project remains good, with only one lost time injury occurring in the financial year.

Surface mining performance over the quarter was below
expectations primarily due to poor weather conditions, rain and mist, but also due to shortages of road construction materials and poor haul truck availability. A total of 2.35 million total tons was mined in the quarter (December 2.5 million tons) of which, some 60 per cent was waste and the majority of the balance oxide ore for stockpiling. Very limited sulphide ore mining has been undertaken to reduce the risk of oxidation of these ores. Waste and oxide mining has now exposed mineable sulphide ore blocks which will be left until sulphide ore production commences with
commissioning of the concentrator. Mining progress should not affect project start up. In the near term, the mining fleet will focus on production of construction materials from both the surface mine and quarries on the project site. These materials are required for haul road and tailings embankment construction. Unit mining cost performance, at US$1.55 per ton was in line with expectation.

By quarter end the bulk of the engineering had been completed, while on the procurement front, the majority of the major
construction packages have now been placed or are in final
recommendation stage.

Design revisions have focused on simplifying the design of the tailings embankment to reduce cost and simplify construction of this large structure. This follows a rigorous internal and external review process including an Independent Geotechnical and Tailing Dam
Review Board (IGTRB), recognizing the scale and complexity of the tailings management facility. Engineering of these aspects remains on track with final bid documents being released for bidding and adjudication.

During the quarter earth moving activity on the project focused on top soil stripping of the tailings embankment footprint and haul road construction. The plant site was turned over to the civil, structural and mechanical contractor in early January and construction
activities here have centered on bulk concrete works for major foundations.

Completion of construction is forecast for early January 2008, and the project is still expected to commence ore treatment in that month, with shipment of concentrates commencing in that quarter.
The greatest schedule risk remains delays in completion of the tailing embankment.

During the quarter cumulative project commitments reached
US$220 million (December US$172 million) while cash expenditure in the quarter was US$46 million (December US$46 million). The total capital construction cost for the Project remains forecast at
US$343 million.
Arctic Platinum
North American Palladium Finland OY (“NAPF”) and Gold Fields
exploration technical staff continued to review drilling results and processing options during the quarter. The third party engineering firm retained by NAPF issued a preliminary Scoping Study for review. Gold Fields has commented on this study and expects a final report by the fourth quarter of financial 2007.
E x p l o r a t i o n   a n d   c o r p o r a t e
d e v e l o p m e n t
Gold Fields completed drilling on five projects during the quarter on its greenfield exploration sites. At the Essakane project in Burkina
Faso (GFI earning 60 per cent), a new resource estimate was
completed and the commercial and operating agreements executed with Orezone Resources Inc (TSX: “OZN”). Resources reporting within a US$650 per ounce pit shell at a 1.0 gram per ton cut-off are estimated at 43 million tons at 2.4 grams per ton gold for a total of 3.1 million ounces. More than 80 per cent of this inventory is classed as Indicated Resource. The Bankable Feasibility Study is
underway and completion is expected in the September 2007
quarter.

On the Sankarani project (GFI earning 65 per cent) in south-
western Mali, presently operated by partner Glencar Mining plc
(AIM: “GEX”), follow-up diamond drilling was completed on the
Kabaya South target during the quarter. At the 80 per cent owned
Kisenge project in the southern DRC most results for the previously completed aircore and diamond drilling programme were received during the quarter. While these results do not support conclusively the association of gold mineralization with conglomerates as at
Tarkwa in Ghana, there does appear to be a closer analogue with the Damang Mine. Plans are near completion for finalising a
significant drilling programme during the remainder of the year at
Kisenge.

At the Central Victoria project in Australia, aircore and diamond drilling continued to define the newly discovered parallel trend located to the east of Lockington trend. Results received to date support two potentially significant mineralized trends but we have yet to attain consistent intersections defining an underground mineable resource. The programmes are still in the early stages of evaluating these mineralised trends discovered under shallow cover. At the New South Wales generative programme being
completed with a subsidiary company owned by GeoInformatics
Exploration Inc (TSX Venture: “GXL”), additional tenements were acquired.

In China, the previously announced strategic alliance with Sino
Gold Limited (ASX: “SGX”) included the transfer of properties and
Gold Fields staff as well as progressing negotiations on the definitive operating agreement. Gold Fields currently owns 17.3 per cent of SGX subsequent to their successful secondary listing on the
Hong Kong Stock Exchange in March.

A 2,500 metre reverse circulation drill programme was completed at the 100 per cent owned Isla Project in northern Chile evaluating the high sulfidation – epithermal Au potential of this old native sulfur mineral occurrence. Results did not yield any economic
intersections and the project will be relinquished.

GOLD FIELDS RESULTS Q3F2007
I

Diamond drilling continued on the Las Tres Palmas project in the
Dominican Republic with partner GoldQuest Mining Corp (TSX
Venture: “GQC”). Results received to date appear to have defined the northern limit of the Las Tres Palmas system. An additional
500 metres of diamond drilling was completed on the Resbalosa target during the quarter.
C o r p o r a t e
Gold Fields successfully completes capital raising
On 31 January 2007 the capital raising announced earlier, of 79 million new shares in Gold Fields, was completed. On 2 February,
JPMorgan and Citigroup acting as joint global co-ordinators and joint bookrunners in the capital raising exercised in-full the over-
allotment option granted by Gold Fields. Gold Fields issued an additional 11.85 million new ordinary shares at R113.50 per share to cover this allotment, this being the offer price achieved in the
Capital Raising.

Following the exercise of the over-allotment option, the total number of new ordinary shares issued in terms of the capital raising was 90.85 million. This represents approximately 16.2 per cent of Gold Fields’ issued ordinary share capital prior to the capital raising. Based on the offer price of R113.50 per share, the gross proceeds received by Gold Fields amounted to approximately
R10.3 billion (US$1.4 billion). These proceeds were used to repay debt incurred for purposes of Gold Fields’ acquisition of Barrick
Gold Corporation’s 50 per cent interest in the South Deep asset and its rights under the joint venture agreement with Western
Areas.
Close out of Western Areas gold derivative structure
The Western Areas gold derivative structure was closed out on 24
January 2007, for settlement 30 January 2007, by purchasing the net delta of 1.005 million ounces of gold at an average price of
US$622.14. The total settlement cost, which includes the deferred premium, was US$528 million. The total settlement cost was
funded by drawing down under the bridge loan facility arranged by
JP Morgan and Citibank.
Acquisition of remaining shares of Western Areas
Limited completed
On 10 April 2007 the successful implementation of Section 440K of the Companies Act and the consequent acquisition by Gold Fields of all the remaining Western Areas Limited shares not already held by Gold Fields was announced.

As a result Gold Fields now owns 100 per cent of the share capital of Western Areas, whose listing on the JSE was terminated on 30
March 2007. As a consequence, the existing board of Western
Areas will be replaced by a board of Gold Fields nominees.
US$750 million syndicated revolving credit facility
ABN AMRO and Barclays Capital have been mandated as
Mandated Lead Arranges and Joint Bookrunners for a US$750
million syndicated dual tranche revolving credit facility. The syndication was launched on 16 April 2007.

The facility will be used by Gold Fields for refinancing of its existing debt and for general corporate funding purposes. It is structured as a five year revolving credit facility of US$500 million and a 364 day facility of US$250 million with bullet repayments.
Gill Marcus joins the Gold Fields Board
The Board is pleased to announce that Ms Gill Marcus has been appointed as a non-executive director of the company with effect from 14 February 2007.

Ms Gill Marcus has been the executive chairperson of Western
Areas Limited from 17 November 2005 to 31 March 2007 and
chairperson of the Executive Committee and member of the Placer
Dome Western Areas JV Board. She was a member of the ANC
National Executive Committee from 1991 to 1999 and Member of
Parliament from 1994 to 1999. Ms Marcus served as Deputy
Minister of Finance from 1996 to 1999. She served as Deputy
Governor of the South African Reserve Bank from 1999 to 2004.
She is Professor: Policy, Leadership and Gender Studies at the
Gordon Institute of Business Science, board member of Bidvest
Limited and the International Marketing Council, and also serves on the Advisory Board of the Auditor General. Ms Marcus is also
Chairperson elect of ABSA Group and ABSA Bank. The
appointment will be effective as from 1 July 2007.
New Executive Vice President for International
Operations
We are pleased to announce the appointment of Glenn Baldwin
who has agreed to head up the international operations. This came about as a result of Terence Goodlace’s move from the position of head of international operations to head up the South African operations as announced on 9 January 2007.

Glenn, who has considerable experience in the mining industry in
South Africa and abroad, joined Gold Fields on 1 April 2007, and is based in Johannesburg.
C h a n g e   i n   a c c o u n t i n g   p o l i c y
Capitalisation of costs relating to Ore Reserve
Development (ORD)
On 1 July 2006, the Group changed its accounting policy on Ore
Reserve Development (“ORD”) costs. These costs are now
capitalised and amortised over the period the Group expects to consume the economic benefits relating to ORD. Previously, ORD costs were expensed. The change in accounting policy has been applied retrospectively for the earliest comparative period
presented in terms of IAS8 Accounting policies, changes in
accounting estimates and errors.

ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes.
The cost of developing access ways and other infrastructure
creates for the Group probable economic benefits that, in
combination with other assets at its mining operations, contribute directly to the future cash inflows of the Group. The change in accounting policy will therefore allow for improved financial reporting and will align the Group’s policy with those of its global industry peers.

The effect of the change in accounting policy for the last 3 years is an after tax net credit to earnings of:
F2006        -      R81.5 million
F2005        -      R100.7 million
F2004        -      R363.9 million

The impact of the change in accounting policy for the March 2007 quarter, is a net credit to earnings of R75 million. The net credit to earnings in the December 2006 quarter amounted to R40 million.
For the March 2006 quarter the impact was a net credit to earnings of R21 million.

The corresponding entry for the above adjustments was to increase property, plant and equipment and deferred tax liabilities.
O u t l o o k
Gold production for the June quarter is estimated at just over 1 million attributable ounces. Cash costs should reduce in line with the increased production.
B a s i s   o f   a c c o u n t i n g
The unaudited results for the quarter and nine months have been prepared on the International Financial Reporting Standards (IFRS)
basis. The detailed financial, operational and development results for the March 2007 quarter are submitted in this report.

These consolidated quarterly statements are prepared in
accordance with IAS 34, Interim Financial Reporting. The
accounting policies used in the preparation of this report are consistent with those applied in the previous financial year other than the change in accounting policy referred to.
I.D. Cockerill
Chief Executive Officer
3 May 2007

I
GOLD FIELDS RESULTS Q3F2007
I n c o m e   s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
March
2007
December
2006
Restated
March
2006
March
2007
Restated
March
2006
Revenue
4,994.2
4,854.4         3,734.4        14,580.5
10,235.7
Operating costs
3,165.2
2,974.7         2,384.2          8,903.5
7,007.2
Gold inventory change
(11.1)
(89.7)            (26.4)          (119.1)
(36.1)
Operating profit
1,840.1
1,969.4         1,376.6          5,796.1
3,264.6
Amortisation and depreciation
704.3
745.1            542.0
2,130.1
1,575.9
Net operating profit
1,135.8
1,224.3            834.6
3,666.0
1,688.7
Net interest (paid)/received
(111.9)
(26.6)             (6.9)
(121.8)
10.7
(Loss)/gain on foreign exchange
(379.7)
263.6             80.4
(119.0)
80.5
Loss on financial instruments
(35.2)
(19.2)            (20.2)             (63.8)
(47.8)
Other expenses
(26.8)
(63.9)            (83.5)           (119.4)
(131.3)
Exploration
(75.6)
(64.9)            (33.6)           (206.1)
(153.9)
Profit before tax and exceptional items
506.6
1,313.3            770.8
3,035.9
1,446.9
Exceptional gain
192.0
7.8             53.2              208.5
57.7
Profit before taxation
698.6
1,321.1            824.0
3,244.4
1,504.6
Mining and income taxation
261.9
480.2           234.6
1,206.3
503.6
- Normal taxation
232.5
259.4           156.1              743.6
351.3
- Deferred taxation
29.4
220.8             78.5              462.7
152.3
Net profit
436.7
840.9           589.4
2,038.1
1,001.0
Attributable to:
- Ordinary shareholders
370.4
766.8           503.7
1,835.0
852.2
- Minority shareholders
66.3
74.1             85.7              203.1
148.8
Exceptional items:
Profit on sale of investments
182.3
4.7             28.5              187.4
30.3
Profit on sale of assets
10.0
2.8             24.5                21.1
24.5
Other
(0.3)
0.3               0.2                    -
2.9
Total exceptional items
192.0
7.8             53.2              208.5
57.7
Taxation
(49.2)
(2.7)           (14.1)              (55.0)
(15.3)
Net exceptional items after tax and minorities
142.8
5.1             39.1              153.5
42.4
Net earnings
370.4
766.8          503.7
1,835.0
852.2
Net earnings per share (cents)
60
148             102                  337
173
Diluted earnings per share (cents)
57
137              94                   314
164
Headline earnings
227.6
761.7         466.6
1,681.5
811.8
Headline earnings per share (cents)
37
147              94                    309
164
Net earnings excluding gains and losses on foreign exchange
and exceptional items
512.0
563.        6 396.7
1,810.0
762.4
Net earnings per share excluding gains and losses on foreign exchange and exceptional items (cents)
83
108              80                   333
154
Gold sold – managed kg
33,034
33,598        34,104             99,947
101,457
Gold price received R/kg
151,184
144,485       109,500          145,882
100,887
Total cash costs R/kg
92,490
83,707         67,831            85,328
67,026

GOLD FIELDS RESULTS Q3F2007
I

I n c o m e   s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Nine months to
March
2007
December
2006
Restated
March
2006
March
2007
Restated
March
2006
Revenue
692.6
657.6             602.2
2,016.7
1,599.3
Operating costs
438.9
403.4             385.8
1,231.5
1,094.8
Gold inventory change
(1.6)
(12.3)               (4.1)                (16.5)
(5.6)
Operating profit
255.3
266.5             220.5                801.7
510.1
Amortisation and depreciation
97.7
101.0               87.6                294.6
246.2
Net operating profit
157.6
165.5             132.9                507.1
263.9
Net interest (paid)/received
(15.4)
(3.8)               (1.0)                (16.8)
1.7
(Loss)/gain on foreign exchange
(52.5)
36.4               12.6
(16.5)
12.6
Loss on financial instruments
(4.8)
(2.7)               (3.3)                  (8.8)
(7.5)
Other expenses
(3.7)
(8.7)             (13.2)                (16.5)
(20.5)
Exploration
(10.5)
(8.7)               (5.5)                (28.5)
(24.0)
Profit before tax and exceptional items
70.7
178.0             122.5                420.0
226.2
Exceptional gain
26.5
1.1                 8.3                  28.8
9.0
Profit before taxation
97.2
179.1             130.8               448.8
235.2
Mining and income taxation
36.4
65.0              37.4                166.8
78.7
- Normal taxation
32.2
35.1              25.0                102.8
54.9
- Deferred taxation
4.2
29.9              12.4                  64.0
23.8
Net profit
60.8
114.1              93.4                282.0
156.5
Attributable to:
- Ordinary shareholders
51.6
104.0              79.8                253.9
133.2
- Minority shareholders
9.2
10.1              13.6                  28.1
23.3
Exceptional items:
Profit on sale of investments
25.2
0.7                4.4                 25.9
4.7
Profit on sale of assets
1.4
0.3                3.8                  2.9
3.8
Other
(0.1)
0.1                0.1                     -
0.5
Total exceptional items
26.5
1.1                8.3                28.8
9.0
Taxation
(6.8)
(0.4)              (2.1)                (7.6)
(2.3)
Net exceptional items after tax and minorities
19.7
0.7                6.2                 21.2
6.7
Net earnings
51.6
104.0              79.8               253.9
133.2
Net earnings per share (cents)
8
20                 16                    47
27
Diluted earnings per share (cents)
7
19                 15                    43
26
Headline earnings
31.9
103.3              73.9               232.7
126.8
Headline earnings per share (cents)
5
20                15                    43
26
Net earnings excluding gains and losses on foreign exchange and exceptional items
71.0
76.0              63.0               250.3
119.1
Net earnings per share excluding gains and losses on foreign exchange and exceptional items (cents)
11
15                 13                    46
24
South African rand/United States dollar conversion rate
7.21
7.38              6.14                  7.23
6.40
South African rand/Australian dollar conversion rate
5.66
5.66              4.56                  5.52
4.80
Gold sold – managed
ozs (000)
1,062
1,080             1,096               3,213
3,261
Gold price received
$/oz
652
609                555                  628
490
Total cash costs
$/oz
399
353               344                   367
326

I
GOLD FIELDS RESULTS Q3F2007
B a l a n c e   s h e e t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
March
2007
Restated
June
2006
March
2007
Restated
June
2006
Property, plant and equipment
45,228.7
24,069.5
6,281.8
3,239.5
Non-current assets
564.2
484.0
78.4
65.1
Investments
2,143.4
2,483.9
297.7
334.3
Current assets
5,801.4
4,351.2
805.7
585.6
- Other current assets
3,473.6
2,733.7
482.4
367.9
- Cash and deposits
2,327.8
1,617.5
323.3
217.7
Total assets
53,737.7
31,388.6
7,463.6
4,224.5
Shareholders’ equity
39,211.3
19,851.5
5,446.0
2,671.8
Deferred taxation
3,341.9
5,454.7
464.2
734.1
Long-term loans
2,286.6
2,021.6
317.6
272.1
Environmental rehabilitation provisions
1,149.6
1,079.3
159.7
145.3
Post-retirement health care provisions
21.3
18.0
3.0
2.4
Current liabilities
7,727.0
2,963.5
1,073.1
398.8
- Other current liabilities
3,405.5
2,641.8
472.9
355.5
- Current portion of long-term loans
4,321.5
321.7
600.2
43.3
Total equity and liabilities
53,737.7
31,388.6
7,463.6
4,224.5
South African rand/US dollar conversion rate
7.20
7.43
South African rand/Australian dollar conversion rate
5.80
5.44
C o n d e n s e d   s t a t e m e n t   o f   c h a n g e s   i n   e q u i t y
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
March
2007
Restated
March
2006
March
2007
Restated
March
2006
Balance at the beginning of the financial year
19,851.5
16,534.1
2,671.8
2,467.8
Effect of change in accounting policy – capitalisation of ORD costs
-
464.6
-
69.3
Issue of share capital
77.8
0.9
10.8
0.1
Increase in share premium
18,196.3
46.1
2,527.3
7.3
Marked to market valuation of listed investments
184.4
247.7
25.6
38.7
Dividends paid
(1,130.9)
(431.8)
(157.1)
(67.6)
Increase in share-based payment reserve
60.0
46.4
8.3
7.3
Profit attributable to ordinary shareholders
1,835.0
852.2
253.9
133.1
Profit attributable to minority shareholders
203.1
148.8
28.1
23.3
(Decrease)/increase in minority interests
(100.6)
62.5
(11.6)
9.8
Currency translation adjustment and other
34.7
(770.5)
88.9
49.9
Balance as at the end of March
39,211.3
17,201.0
5,446.0
2,739.0
R e c o n c i l i a t i o n   o f   q u a r t e r l y   h e a d l i n e   e a r n i n g s   w i t h   n e t   e a r n i n g s
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
March
2007
December
2006
Restated
March
2006
March
2007
December
2006
Restated
March
2006
Net earnings
370.4
766.8            503.7            51.6
104.0             79.8
Profit on sale of investments
(182.3)
(4.7)            (28.5)
(25.2)
(0.7)             (4.4)
Taxation effect of profit on sale of investments
47.3
-                  -
6.5
-                 -
Profit on sale of assets
(10.0)
(2.8)            (24.5)             (1.4)
(0.3)             (3.8)
Taxation effect of profit on sale of assets
1.9
2.7             14.1                0.3
0.4               2.1
Other after tax adjustments
0.3
(0.3)               1.8
0.1
(0.1)               0.2
Headline earnings
227.6
761.7           466.6             31.9
103.3             73.9
Headline earnings per share – cents
37
147               94                   5
20               15
Based on headline earnings as given above divided by
620,105,799 (December 2006 – 517,356,586 and March 2006 – 494,075,334) being the weighted average number of ordinary shares in issue for the period

GOLD FIELDS RESULTS Q3F2007
I

C a s h   f l o w   s t a t e m e n t
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
March
2007
December
2006
Restated
March
2006
March
2007
Restated
March
2006
Cash flows from operating activities
(2,615.1)
1,381.2            1,399.7               375.4
2,635.0
Profit before tax and exceptional items
506.6
1,313.3               770.8
3,035.9
1,446.9
Exceptional items
192.0
7.8                53.2
208.5
57.7
Amortisation and depreciation
704.3
745.1              542.0
2,130.1
1,575.9
Change in working capital
(131.8)
(320.9)              228.7
(442.8)
(158.1)
Taxation paid
(177.6)
(85.6)            (134.9)               (578.0)
(269.7)
Settlement of Western Areas hedge
(3,893.8)
-                    -
(3,893.8)
-
Other non-cash items
185.2
(278.5)              (60.1)                 (84.5)
(17.7)
Dividends paid
(585.5)
-             (235.0)
(1,141.4)
(431.8)
Ordinary shareholders
(585.5)
-             (197.7)
(1,130.9)
(394.5)
Minority shareholders in subsidiaries
-
-               (37.3)                (10.5)
(37.3)
Cash flows from investing activities
(1,419.8)
(10,135.8)        (3,423.2)
(12,862.8)
(4,559.2)
Capital expenditure – additions
(1,341.4)
(1,376.0)           (662.0)
(3,905.4)
(1,764.8)
Capital expenditure – proceeds on disposal
11.0
2.9                21.9                    22.3
29.7
Purchase of subsidiaries
(30.9)
(8,676.8)         (2,631.8)            (8,707.7)
(2.631.8)
Purchase of investments
(349.6)
(77.5)            (156.1)              (548.5)
(195.0)
Proceeds on the disposal of investments
305.7
6.9                 8.2
314.8
16.6
Environmental and post-retirement health care payments
(14.6)
(15.3)               (3.4)
(38.3)
(13.9)
Cash flows from financing activities
5,500.4
9,016.4             835.8
14,347.9
635.6
Loans received
4,439.9
9,057.9             986.7
13,497.8
986.7
Loans repaid
(9,035.6)
-           (147.5)
(9,191.2)
(287.5)
Minority shareholders loans repaid
-
(44.6)             (44.0)                   (90.1)
(110.6)
Shares issued
10,096.1
3.1               40.6
10,131.4
47.0
Net cash inflow/(outflow)
880.0
261.8         (1,422.7)
719.1
(1,720.4)
Translation adjustment
35.3
(73.2)             (13.0)                     (8.8)
(153.1)
Cash at beginning of period
1,412.5
1,223.9           2,937.2              1,617.5
3,375.0
Cash at end of period
2,327.8
1,412.5           1,501.5              2,327.8
1,501.5
United States Dollars
Quarter
Nine months to
March
2007
December
2006
Restated
March
2006
March
2007
Restated
March
2006
Cash flows from operating activities
(358.9)
189.8               221.7                 57.6
416.1
Profit before tax and exceptional item-s
70.7
178.0               122.5               420.0
226.1
Exceptional items
26.5
1.1                  8.3                  28.8
9.0
Amortisation and depreciation
97.7
101.0                87.6
294.6
246.2
Change in working capital
(18.2)
(44.4)                34.6
(61.2)
(24.7)
Taxation paid
(26.6)
(7.4)              (22.0)                (78.3)
(37.7)
Settlement of Western Areas hedge
(534.6)
-                    -
(534.6)
-
Other non-cash items
25.6
(38.5)               (9.3)
(11.7)
(2.8)
Dividends paid
(81.4)
-              (38.2)                (159.7)
(67.6)
Ordinary shareholders
(81.4)
-             (32.4)                 (158.2)
(61.8)
Minority shareholders in subsidiaries
-
-               (5.8)                    (1.5)
(5.8)
Cash flows from investing activities
(198.7)
(1,396.4)           (554.8)
(1,779.2)
(729.0)
Capital expenditure – additions
(186.1)
(186.8)           (106.6)                (540.2)
(275.7)
Capital expenditure – proceeds on disposal
1.5
0.4                3.4                       3.1
4.6
Purchase of subsidiaries
(5.9)
(1,198.5)           (427.8)
(1,204.4)
(427.8)
Purchase of investments
(48.4)
(10.4)             (24.5)                   (75.9)
(30.5)
Proceeds on the disposal of investments
42.2
1.0                1.3                      43.5
2.6
Environmental and post-retirement health care payments
(2.0)
(2.1)              (0.6)                     (5.3)
(2.2)
Cash flows from financing activities
756.0
1,261.4            129.8
1,993.6
98.8
Loans received
609.4
1,265.7            154.2
1,875.1
154.2
Loans repaid
(1,249.8)
0.4            (23.4)
(1,271.3)
(44.9)
Minority shareholders loans repaid
-
(5.1)              (7.3)
(11.5)
(17.8)
Shares issued
1,396.4
0.4                6.3
1,401.3
7.3
Net cash inflow/(outflow)
117.0
54.8           (241.5)                   112.3
(281.7)
Translation adjustment
3.9
(13.4)              19.5                     (6.7)
17.1
Cash at beginning of period
202.4
161.0             461.1                   217.7
503.7
Cash at end of period
323.3
202.4             239.1                   323.3
239.1

I
GOLD FIELDS RESULTS Q3F2007
H e d g i n g / D e r i v a t i v e s
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
•
to protect cash flows at times of significant expenditure,
•
for specific debt servicing requirements, and
•
to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule.
Position at end of March 2007
Western Areas Limited Gold Derivative Structure
The Western Areas Limited gold derivative structure was closed out on 24 January 2007, by purchasing the net delta of 1.005 million ounces of gold at a total cost of US$527.8 million for settlement 30 January 2007 by drawing down this amount under the bridge loan facility arranged by JP Morgan and
Citibank.
US Dollars / Rand forward purchases
As a result of the draw down under the bridge loan facility to settle the close-out of the gold derivative structure, US dollars / Rand forward cover was purchased during the quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of 7.3279, this cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the US$550.8 million forward cover have been accounted for under (loss)/gain on foreign exchange.

The interest payable on the above loan was covered forward by purchasing US$7.6 million at an average rate of 7.4299 for value 30 April 2007.
Year ended 30 June
2007                            2008
Forward purchases:
Amount (US Dollars) - 000’s
7,600                        550,800
Average rate forward - (ZAR/US$)
7.4299                          7.3279
The marked to market value of the US$550.8 million forward cover was negative by R11.7 million (US$1.6 million). The marked to market value of the
US$7.6 million forward cover was negative by R1.5 million (US$0.2 million).

US Dollars / Rand forward purchases totaling US$30 million was closed out on 20 March 2007 at a rate of 7.4245 for value 6 June 2007, realising a profit since inception of R8.1 million (US$1.1 million).
US Dollars / Australian Dollars call options
The US Dollars / Australian Dollars call options maturing at the end of December 2006 was exercised and settled at an average rate of 0.7863 realising a profit of US$0.6 million.
Diesel Hedge
On 3 July 2006, Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of
US$0.5716 per litre (US$676.20 per metric ton). This equates to US$73.89 per barrel brent crude. The price at the end of March was US$60.60 per barrel and US$0.4570 cents per litre respectively. The balance of the unexpired options are given below:
Year ended 30 June
2007
Forward purchases:
Amount (litres) - 000’s 19,600
Strike price - US$/litre 0.5716
Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,183
The marked to market value of all transactions making up the position above was a positive US$0.02 million. The value was based on an IPE Gasoil price of US$0.4589 per litre (US$542.88 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

GOLD FIELDS RESULTS Q3F2007
I

T o t a l   c a s h   c o s t s
Gold Institute Industry Standard
All figures are in Rand millions unless otherwise stated
South African Operations
International Operations
Ghana             Venezuela         Australia
#
.
Total Mine
Operations
Total    Driefontein
Kloof      Beatrix
South
Deep+
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating costs
(1)
March
2007
3,165.2
2,012.0
677.3
643.5
387.9
303.3
1,153.2
465.8          160.2           64.6            329.6
133.0
December
2006
2,974.7
1,794.7
660.5
629.1
392.1
113.0
1,180.0
454.4         165.8            78.4           372.2
109.2
Financial year to date
8,903.5
5,450.7
1,987.8     1,888.1
1,158.5
416.3
3,452.8
1,348.7         468.4          212.6        1,093.8
329.3
Gold-in-process and
March 2007
(0.8)
35.0
-
-
-
35.0
(35.8)
(16.6)            1.5
(19.9)            19.4
(20.2)
inventory change*
December 2006
(69.4)
(21.8)
-
-
-
(21.8)
(47.6)
(25.0)           3.0
(0.2)
(14.8)
(10.6)
Financial year to date
(83.5)
13.2
-
-
-
13.2
(96.7)
(44.8)         12.3
(24.2)             (7.8)
(32.2)
Less:
March 2007
8.8
6.4
3.0
2.0
1.4
-
2.4
0.8               -                   -
1.6
-
Rehabilitation costs
December 2006
8.9
6.4
3.0
2.0
1.4
-
2.5
0.8               -                   -
1.7
-
Financial year to date
26.4
19.2
9.0
6.0
4.2
-
7.2
2.3               -                   -
4.9
-
Production taxes
March 2007
2.6
2.6
0.2
2.5
(0.1)
-
-
-              -                   -                   -
-
December
2006
6.5
6.5
2.5
2.5
1.5
-
-
-              -                   -                   -
-
Financial year to date
16.3
16.3
6.0
7.5
2.8
-
-
-              -                   -                   -
-
General and admin
March 2007
139.8
82.8
29.6
24.4
17.8
11.0
57.0
25.8             4.2             11.9             10.1
5.0
December
2006
132.8
71.0
28.9
24.5
17.6
-
61.8
27.3             4.4            10.6              15.4
4.1
Financial year to date
395.7
225.5
87.5
73.0
54.0
11.0
170.2
76.5           12.3             34.1             35.4
11.9
Exploration costs
March 2007
12.9
-
-
-
-
-
12.9
-            5.9
-              6.3
0.7
December 2006
7.8
-
-
-
-
-
7.8
-            0.7
-              6.4
0.7
Financial year to date
29.5
-
-
-
-
-
29.5
-            8.7
-            18.8
2.0
Cash operating costs
March 2007
3,000.3
1,955.2
644.5
614.6
368.8
327.3
1,045.1
422.6        151.6               32.8          331.0
107.1
December
2006
2,749.3
1,689.0
626.1
600.1
371.6
91.2
1,060.3
401.3        163.7              67.6           333.9
93.8
Financial year to date
8,352.1
5,202.9
1,885.3     1,801.6
1,097.5
418.5
3,149.2
1,225.1        459.7            154.3        1,026.9
283.2
Plus:
March 2007
2.6
2.6
0.2
2.5
(0.1)
-
-
-              -                    -                  -
-
Production taxes
December 2006
6.5
6.5
2.5
2.5
1.5
-
-
-              -                    -                  -
-
Financial year to date
16.3
16.3
6.0
7.5
2.8
-
-
-              -                    -                  -
-
Royalties
March 2007
52.4
-
-
-
-
-
52.4
24.3             7.2                1.3            14.4
5.2
December
2006
56.6
-
-
-
-
-
56.6
24.4            6.6                4.0             13.8
7.8
Financial year to date
159.9
-
-
-
-
-
159.9
71.8          20.2                7.4             42.0
18.5
TOTAL CASH COSTS
(2)
March
2007
3,055.3
1,957.8
644.7
617.1
368.7
327.3
1,097.5
446.9         158.8             34.1           345.4
112.3
December
2006
2,812.4
1,695.5
628.6
602.6
373.1
91.2
1,116.9
425.7         170.3             71.6           347.7
101.6
Financial year to date
8,528.3
5,219.2
1,891.3     1,809.1
1,100.3
418.5
3,309.1
1,296.9         479.9            161.7       1,068.9
301.7
Plus:
March 2007
638.3
335.6
119.6
125.5
35.4
55.1
302.7
67.5             8.6                7.0
219.6
Amortisation*
December 2006
690.0
372.7
122.4
151.3
89.7
9.3
317.3
66.9            9.6               13.9
226.9
Financial year to date
1,972.1
1,051.1
361.8
416.3
208.6
64.4
921.0
200.9          25.3               33.6
661.2
Rehabilitation
March 2007
8.8
6.4
3.0
2.0
1.4
-
2.4
0.8               -                    -
1.6
December
2006
8.9
6.4
3.0
2.0
1.4
-
2.5
0.8               -                    -
1.7
Financial year to date
26.4
19.2
9.0
6.0
4.2
-
7.2
2.3               -                    -
4.9
March 2007
3,702.4
2,299.8
767.3
744.6
405.5
382.4
1,402.6
515.2        167.4              41.1
678.9
TOTAL PRODUCTION
COSTS
(3)
December 2006
3,511.3
2,074.6
754.0
755.9
464.2
100.5
1,436.7
493.4        179.9              85.5
677.9
Financial year to date
10,526.8
6,289.5
2,262.1     2,231.4
1,313.1
482.9
4,237.3
1,500.1        505.2            195.3
2,036.7
Gold sold
March 2007
1,062.1
665.1
251.2
220.0
119.2
74.6
397.0
174.3          48.5                 8.2          119.4
46.6
- thousand ounces                     December
2006
1,080.2
649.3
247.3
230.6
149.5
21.9
430.9
178.8          51.6              22.8           124.6
53.0
Financial year to date
3,213.4
1,963.6
756.0
693.3
417.8
96.5
1,249.7
526.7        148.6              48.3           367.4
158.8
TOTAL CASH COSTS
March 2007
399
408
356
389
429
608
383
356           454               575              401
334
- US$/oz                                        December
2006
353
354
344
354
338
564
351
323           447               426              378
260
Financial year to date
367
368
346
361
364
600
366
341           447               463              402
263
TOTAL CASH COSTS
March 2007
92,490
94,644
82,506
90,180
99,434
141,017
88,881
82,454    105,305         133,203         92,974
77,502
- R/kg December
2006
83,707
83,952
81,721
84,021
80,237
133,724
83,338
76,537    106,106         100,987         89,706
61,576
Financial year to date
85,328
85,454
80,430
83,894
84,678
139,361
85,130
79,186    103,852        107,728          93,533
61,073
TOTAL PRODUCTION
March 2007
483
480
424
469
472
711
490
410    479 693
567
COSTS                                         December
2006
440
433
413
444
421
621
452
374    472 508
517
- US$/oz
Financial year to date
453
443
414
445
435
692
469
394    470 560
535
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates are US$1 = R7.21 and US$1 = R7.38 for the March 2007 and December 2006 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
+ The acquisition of South Deep is effective from 1 December 2006.
Restated total cash cost on the assumption that Ore Reserve Development (ORD) is fully expensed
South African
Operations
International
Operations
Total Mine
Operations
Total    Driefontein
Kloof        Beatrix
South
Deep+
Total
Total cash costs as above
March 2007
3,055.3        1,957.8
644.7
617.1
368.7
327.3
1,097.5
(ORD capitalised)
December 2006
2,812.4        1,695.5
628.6
602.6
373.1
91.2
1,116.9
Financial year to date
8,528.3        5,219.2
1,891.3
1,809.1
1,100.3
418.5
3,309.1
Add back ORD
March 2007
248.2           248.2
79.6
96.4
66.0
6.2
-
December
2006
246.2           246.2
94.3
96.4
55.5
-
-
Financial year to date
727.5           727.5
259.3
280.7
181.3
6.2
-
Restated total cash costs
##
March 2007
3,303.5         2,206.0
724.3
713.5
434.7
333.5
1,097.5
December
2006
3,058.6         1,941.7
722.9
699.0
428.6
91.2
1,116.9
Financial year to date
9,255.8          5,946.7
2,150.6
2,089.8
1,281.6
424.7
3,309.1
Restated total cash costs
March 2007
431
460
400
450
506
620
383
- US$ per ounce
December 2006
384
405
396
411
388
564
351
Financial year to date
398
419
393
417
424
608
366
Restated total cash costs
March 2007
100,003         106,642
92,693
104,267
117,233
143,688
88,881
- Rand per kilogram
December 2006
91,035           96,143
93,981
97,462
92,172
133,724
83,338
Financial year to date
92,607           97,366
91,457
96,912
98,630
141,425
85,130
## Restated total cash costs relates to total cash costs prior to the change in accounting policy.
+ The acquisition of South Deep is effective from 1 December 2006.

I
GOLD FIELDS RESULTS Q3F2007
O p e r a t i n g   a n d   f i n a n c i a l   r e s u l t s
South African Operations
South African Rand
Total Mine
Operations
Total      Driefontein
Kloof        Beatrix
South
Deep+
Operating Results
Ore milled/treated (000 tons)
March 2007
13,382
3,844         1,634               920             807
483
December
2006
13,109
3,778         1,673               986             935
184
Financial year to date
39,349
11,301         5,010             2,898          2,726
667
Yield (grams per ton)
March 2007
2.5
5.3            4.8                 7.4             4.6
4.3
December
2006
2.6
5.4            4.6                 7.3             5.0
4.6
Financial year to date
2.5
5.4            4.7                 7.4             4.8
4.4
Gold produced (kilograms)
March 2007
32,788
20,440         7,814             6,843          3,708
2,075
December
2006
33,754
20,352         7,692             7,172          4,650
838
Financial year to date
99,825
60,986       23,515           21,564         12,994
2,913
Gold sold (kilograms)
March 2007
33,034
20,686         7,814             6,843          3,708
2,321
December
2006
33,598
20,196         7,692             7,172          4,650
682
Financial year to date
99,947
61,076       23,515            21,564         12,994
3,003
Gold price received (Rand per kilogram)
March 2007
151,184
151,445     151,932          151,016        151,807
150,495
December
2006
144,485
144,083     144,371          144,423        143,398
141,935
Financial year to date
145,882
145,928     146,068          145,604        145,606
148,551
Total cash costs (Rand per kilogram)
March 2007
92,490
94,644       82,506           90,180         99,434           141,017
December
2006
83,707
83,952       81,721           84,021         80,237           133,724
Financial year to date
85,328
85,454       80,430           83,894         84,678           139,361
Total production costs (Rand per kilogram)
March 2007
112,078
111,177      98,196
108,812
109,358           164,757
December
2006
104,536
102,773      98,024
105,396         99,828           147,361
Financial year to date
105,324
102,978       96,198
103,478
101,054           160,806
Operating costs (Rand per ton)
March 2007
237
523            415               699              481
628
December
2006
227
475            395               638              419
614
Financial year to date
226
482            397               652              425
624
Financial Results (Rand million)
Revenue
March 2007
4,994.2
3,132.8      1,187.2         1,033.4           562.9
349.3
December
2006
4,854.4
2,909.9      1,110.5         1,035.8           666.8
96.8
Financial year to date
14,580.5
8,912.7      3,434.8         3,139.8        1,892.0
446.1
Operating costs
March 2007
3,165.2
2,012.0         677.3           643.5           387.9
303.3
December
2006
2,974.7
1,794.7         660.5           629.1           392.1
113.0
Financial year to date
8,903.5
5,450.7      1,987.8         1,888.1        1,158.5
416.3
Gold inventory change
March 2007
(11.1)
35.0                -                  -                 -                 35.0
December
2006
(89.7)
(21.8)                -                  -                 -
(21.8)
Financial year to date
(119.1)
13.2                -                  -                 -                 13.2
Operating profit
March 2007
1,840.1
1,085.8         509.9           389.9           175.0
11.0
December
2006
1,969.4
1,137.0         450.0           406.7           274.7
5.6
Financial year to date
5,796.1
3,448.8      1,447.0         1,251.7           733.5
16.6
Amortisation of mining assets
March 2007
648.4
335.6         119.6           125.5             35.4
55.1
December
2006
710.3
372.7         122.4           151.3             89.7
9.3
Financial year to date
2,007.5
1,051.1         361.8           416.3           208.6
64.4
Net operating profit
March 2007
1,191.7
750.2         390.3           264.4           139.6
(44.1)
December
2006
1,259.1
764.3         327.6           255.4           185.0
(3.7)
Financial year to date
3,788.6
2,397.7      1,085.2           835.4           524.9
(47.8)
Other income/(expense)
March 2007
27.9
(4.6)          (7.7)             (5.1)            (9.0)
17.2
December
2006
(17.1)
(42.9)        (10.8)             (9.5)           (11.3)
(11.3)
Financial year to date
(6.0)
(74.2)        (27.3)           (21.9)           (30.9)
5.9
Profit before taxation
March 2007
1,219.6
745.6         382.6           259.3           130.6
(26.9)
December
2006
1,242.0
721.4         316.8           245.9           173.7
(15.0)
Financial year to date
3,782.6
2,323.5      1,057.9           813.5           494.0
(41.9)
Mining and income taxation
March 2007
408.4
235.7         129.9             61.6             50.3
(6.1)
December 2006
423.2
229.6         104.1             62.9             67.9
(5.3)
Financial year to date
1,308.5
768.1         356.8           231.4            191.3
(11.4)
- Normal taxation
March 2007
222.2
129.4           99.1             30.2              0.1
-
December
2006
205.3
75.3           75.1               0.1              0.1
-
Financial year to date
673.8
317.6         287.0             30.4              0.2
-
- Deferred taxation
March 2007
186.2
106.3           30.8             31.4            50.2
(6.1)
December
2006
217.9
154.3           29.0             62.8            67.8
(5.3)
Financial year to date
634.7
450.5           69.8
201.0          191.1              (11.4)
Profit before exceptional items
March 2007
811.2
509.9         252.7            197.7            80.3
(20.8)
December 2006
818.8
491.8         212.7            183.0          105.8
(9.7)
Financial year to date
2,474.1
1,555.4         701.1            582.1          302.7
(30.5)
Exceptional items
March 2007
71.9
10.5                -
0.6
0.5                 9.4
December
2006
7.9
2.9             0.8                  -              2.1
-
Financial year to date
88.1
21.6             5.3               0.6             6.3
9.4
Net profit
March 2007
883.1
520.4         252.7            198.3            80.8
(11.4)
December
2006
826.7
494.7         213.5            183.0          107.9
(9.7)
Financial year to date
2,562.2
1,577.0         706.4            582.7          309.0
(21.1)
March 2007
835.8
513.9         252.9            198.0            80.5
(17.5)
December 2006
822.0
493.0         213.1            183.0           106.6
(9.7)
Net profit excluding gains and losses on
foreign exchange and exceptional items
Financial year to date
2,517.1
1,563.5         703.3            582.3           305.1
(27.2)
Capital expenditure
March 2007
1,004.9
591.2         195.9            192.5           124.0
78.8
December 2006
1,025.8
564.7         177.4            190.7           156.1
40.5
Financial year to date
2,852.5
1,588.7         517.1            566.9          385.4
119.3
Planned for next six months to September 2007
2,948.5
1,591.0         557.9            402.8          314.3
316.0
+ The acquisition of South Deep is effective from 1 December 2006.

GOLD FIELDS RESULTS Q3F2007
I

O p e r a t i n g   a n d   f i n a n c i a l   r e s u l t s
International Operations
Ghana
Venezuela                Australia
#
South African Rand
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
March 2007
9,538         5,895             1,384
191               1,744
324
December
2006
9,331         5,588             1,326
357                1,742
318
Financial year to date
28,048        16,997             4,027
854
5,184
986
Yield (grams per ton)
March 2007
1.3             0.9                 1.1                1.3                   2.1                  4.5
December 2006
1.4             1.0                 1.2                2.0                   2.2                  5.2
Financial year to date
1.4             1.0                 1.1                1.7                   2.2                  5.0
Gold produced (kilograms)
March 2007
12,348         5,420              1,508
256               3,715               1,449
December
2006
13,402         5,562              1,605
709               3,876               1,650
Financial year to date
38,839       16,381              4,621             1,469             11,428
4,940
Gold sold (kilograms)
March 2007
12,348         5,420              1,508
256               3,715               1,449
December
2006
13,402         5,562              1,605
709               3,876               1,650
Financial year to date
38,871        16,381              4,621            1,501             11,428
4,940
Gold price received (Rand per kilogram)
March 2007
150,745      150,738           150,398        152,344            150,713            150,932
December
2006
145,090       144,966          145,171        142,877             144,788           147,091
Financial year to date
145,811       146,005          145,834        142,372             145,686            146,478
Total cash costs (Rand per kilogram)
March 2007
88,881        82,454
105,305         133,203             92,974              77,502
December
2006
83,338         76,537
106,106         100,987              89,706             61,576
Financial year to date
85,130         79,171
103,852        107,728              93,533              61,073
Total production costs (Rand per kilogram)
March 2007
113,589         95,055
111,008        160,547
131,468
December
2006
107,193         88,709
112,087        120,451
122,675
Financial year to date
109,009         91,576
109,327        130,113
124,432
Operating costs (Rand per ton)
March 2007
121               79
116               338                  189                  410
December
2006
126               81
125               220                  214                  343
Financial year to date
123               79
116               249                  211                  334
Financial Results (Rand million)
Revenue
March 2007
1,861.4          817.0             226.8              39.0
559.9               218.7
December
2006
1,944.5          806.3             233.0            101.3
561.2               242.7
Financial year to date
5,667.8       2,391.7             673.9
213.7
1,664.9
723.6
Operating costs
March 2007
1,153.2          465.8             160.2              64.6
329.6               133.0
December
2006
1,180.0          454.4             165.8              78.4
372.2               109.2
Financial year to date
3,452.8        1,348.7            468.4
212.6
1,093.8
329.3
Gold inventory change
March 2007
(46.1)          (19.6)                1.3            (19.8)
28.4              (36.4)
December
2006
(67.9)          (29.1)                2.9              (0.3)
(23.9)              (17.5)
Financial year to date
(132.3)          (53.2)              12.1            (24.2)
(15.3)              (51.7)
Operating profit
March 2007
754.3          370.8              65.3              (5.8)
201.9               122.1
December
2006
832.4           381.0             64.3              23.2
212.9               151.0
Financial year to date
2,347.3        1,096.2           193.4
25.3
586.4
446.0
Amortisation of mining assets
March 2007
312.8             70.5              8.8                 7.0
226.5
December 2006
337.6             71.0              9.8               13.9
242.9
Financial year to date
956.4           209.3             25.6               33.6
687.9
Net operating profit
March 2007
441.5           300.3             56.5             (12.8)
97.5
December
2006
494.8           310.0             54.5
9.3
121.0
Financial year to date
1,390.9           886.9           167.8               (8.3)
344.5
Other income/(expense)
March 2007
32.5             (0.4)            (0.7)               (1.0)
34.6
December 2006
25.8               2.1              0.5                 1.8
21.4
Financial year to date
68.2             (5.7)
-                 6.9
67.0
Profit before taxation
March 2007
474.0           299.9             55.8             (13.8)
132.1
December
2006
520.6           312.1             55.0               11.1
142.4
Financial year to date
1,459.1           881.2           167.8               (1.4)
411.5
Mining and income taxation
March 2007
172.7             92.6             19.0              (7.0)
68.1
December 2006
193.6             95.5             21.3              17.5
59.3
Financial year to date
540.4           274.3             59.5              24.6
182.0
- Normal taxation
March 2007
92.8             65.3               6.6                1.3
19.6
December
2006
130.0             85.3             11.0              12.1
21.6
Financial year to date
356.2           241.7             26.5               27.5
60.5
- Deferred taxation
March 2007
79.9             27.3             12.4               (8.3)
48.5
December
2006
63.6             10.2             10.3                 5.4
37.7
Financial year to date
184.2             32.6            33.0                (2.9)
121.5
Profit before exceptional items
March 2007
301.3           207.3            36.8                (6.8)
64.0
December 2006
327.0           216.6            33.7                (6.4)
83.1
Financial year to date
918.7           606.9           108.3              (26.0)
229.5
Exceptional items
March 2007
61.4                  -                  -                    -
61.4
December
2006
5.0                   -                 -                    -
5.0
Financial year to date
66.5                  -                  -                    -
66.5
Net profit
March 2007
362.7           207.3             36.8               (6.8)
125.4
December
2006
332.0           216.6             33.7              (6.4)
88.1
Financial year to date
985.2           606.9           108.3             (26.0)
296.0
March 2007
321.9           208.1             37.1              (6.8)
83.5
December 2006
329.0           217.5             34.1               (6.4)
83.8
Net profit excluding gains and losses on
foreign exchange and exceptional items
Financial year to date
953.6           616.6           111.8             (26.0)
251.2
Capital expenditure
March 2007
413.7           151.5             64.6               16.8
148.2
32.6
December 2006
461.1           188.5             52.5               37.9
126.3
55.9
Financial year to date
1,263.8           430.2           165.2             131.9
390.8               145.7
Planned for next six months to September 2007
1,357.5           758.9           116.6              110.9
319.0
52.1

I
GOLD FIELDS RESULTS Q3F2007
O p e r a t i n g   a n d   f i n a n c i a l   r e s u l t s
South African Operations
United States Dollars
Total Mine
Operations
Total         Driefontein        Kloof              Beatrix
South Deep
+
Operating Results
Ore milled/treated (000 tons)
March 2007
13,382
3,844              1,634                    920                     807
483
December
2006
13,109
3,778              1,673                    986                     935
184
Financial year to date
39,349
11,301              5,010                 2,898                 2,726
667
Yield (ounces per ton)
March 2007
0.079
0.171              0.154                 0.239                 0.148                  0.138
December 2006
0.083
0.173               0.148               0.234                 0.160                   0.146
Financial year to date
0.082
0.173               0.151                0.239                0.153                   0.140
Gold produced (000 ounces)
March 2007
1,054.1
657.1               251.2                220.0                119.2
66.7
December
2006
1,085.2
654.3               247.3                230.6                149.5
26.9
Financial year to date
3,209.4
1,960.7               756.0               693.3                417.8
93.7
Gold sold (000 ounces)
March 2007
1,062.1
665.1               251.2                220.0                119.2
74.6
December
2006
1,080.2
649.3               247.3                230.6                149.5
21.9
Financial year to date
3,213.4
1,963.6               756.0                693.3                417.8
96.5
Gold price received (dollars per ounce)
March 2007
652
653                   655                    651                   655                       649
December
2006
609
607                    608                    609                   604                       598
Financial year to date
628
628                    628                    626                   626                       639
Total cash costs (dollars per ounce)
March 2007
399
408                    356                    389                   429                       608
December
2006
353
354                    344                    354                   338                      564
Financial year to date
367
368                    346                    361                  364                        600
Total production costs (dollars per ounce)
March 2007
483
480                    424                    469                   472                       711
December
2006
440
433                    413                    444                   421                       621
Financial year to date
453
443                   414                     445                   435                       692
Operating costs (dollars per ton)
March 2007
33
73                      57                      97                      67                         87
December
2006
31
64                     53                       86                      57                        83
Financial year to date

31
67                     55                       90                      59                        86
Financial Results ($ million)
Revenue
March 2007
692.6
434.2               164.6                143.3                   78.1
48.3
December
2006
657.6
394.1               150.3                140.2                   90.3
13.4
Financial year to date
2,016.7
1,232.7              475.1                434.3                 261.7
61.7
Operating costs
March 2007
438.9
279.0                 93.9                  89.2                    53.8                     42.0
December
2006
403.4
243.5                 89.5                  85.2                    53.1                     15.6
Financial year to date
1,231.5
753.9               274.9               261.1                  160.2
57.6
Gold inventory change
March 2007
(1.6)
4.8                         -                          -                           -                       4.8
December
2006
(12.3)
(3.0)                         -                          -                          -
(3.0)
Financial year to date
(16.5)
1.8                          -                         -                           -                      1.8
Operating profit
March 2007
255.3
150.4                  70.6                  54.0                   24.3
1.5
December
2006
266.5
153.7                  60.8                  54.9                   37.2
0.8
Financial year to date
801.7
477.0               200.1                173.1                101.5
2.3
Amortisation of mining assets
March 2007
90.0
46.6                  16.5                  17.5                     5.0
7.6
December 2006
96.2
50.4                  16.6                  20.5                   12.0
1.3
Financial year to date
277.7
145.4                  50.0                  57.6                   28.9
8.9
Net operating profit
March 2007
165.3
103.8                  54.1                  36.5                   19.3                   (6.1)
December
2006
170.3
103.3                  44.2                 34.4                   25.1                    (0.5)
Financial year to date
524.0
331.6               150.1               115.5                   72.6                    (6.6)
Other income/(expenses)
March 2007
3.9
(0.7)                 (1.1)                 (0.7)                   (1.3)
2.4
December 2006
(2.4)
(5.9)                 (1.5)                 (1.3)                   (1.5)                    (1.6)
Financial year to date
(0.8)
(10.3)                 (3.8)                 (3.0)                   (4.3)
0.8
Profit before taxation
March 2007
169.2
103.2                 53.0                  35.8                   18.0                    (3.7)
December
2006
167.9
97.3                 42.7                  33.1                   23.6                    (2.1)
Financial year to date
523.2
321.4              146.3                 112.5                  68.3                    (5.8)
Mining and income taxation
March 2007
56.7
32.5                 17.9                      8.5                    7.0                    (0.9)
December
2006
57.1
30.9                 14.6                     8.4                     9.2                    (0.7)
Financial year to date
181.0
106.2                 49.3                   32.0                  26.5                    (1.6)
- Normal taxation
March 2007
30.9
17.9                 13.7                      4.2
-
-
December
2006
27.7
10.1                 10.1
-
-
-
Financial year to date
93.2
43.9                 39.7                      4.2
-
-
- Deferred taxation
March 2007
25.8
14.6                    4.3                     4.3                    6.9                    (0.9)
December
2006
29.4
20.8                    4.0                     8.4                    9.2                    (0.7)
Financial year to date
87.8
62.3                    9.7                   27.8                 26.4                    (1.6)
Profit before exceptional items
March 2007
112.5
70.7                 35.1                   27.3                  11.1                   (2.8)
December 2006
110.8
66.5                 28.6                    24.7                 14.4                   (1.3)
Financial year to date
342.2
215.2                 97.0                    80.5                  41.9                  (4.2)
Exceptional items
March 2007
10.0
1.5                         -
0.1
0.1                      1.3
December 2006
1.1
0.4                    0.1                          -                     0.3
-
Financial year to date
12.2
3.0                    0.7                     0.1                     0.9                       1.3
Net profit
March 2007
122.5
72.1                  35.1                  27.4                   11.1                   (1.5)
December 2006
111.9
66.9                  28.8                  24.7                   14.7                   (1.3)
Financial year to date
354.4
218.1                  97.7                  80.6                   42.7                   (2.9)
March 2007
113.3
68.7                  33.9                  27.4                     9.8                    (2.4)
December 2006
111.1
66.6                  28.7                  24.7                   14.5                   (1.3)
Net profit excluding gains and losses on
foreign exchange and exceptional items
Financial year to date
348.1
216.3                  97.3                  80.5                   42.2                   (3.8)
Capital expenditure
March 2007
139.1
81.8                  27.1                  26.6                   17.2                   10.9
December 2006
139.5
76.8                  24.1                  25.8                   21.3
5.6
Financial year to date
394.5
219.7                  71.5                  78.4                   53.3                    16.5
Planned for next six months to September 2007
409.5
221.0                  77.5                  55.9                   43.7                    43.9
Average exchange rates were US$1 = R7.21 and US$1 = R7.38 for the March 2007 and December 2006 quarters respectively. The Australian Dollar exchange rates were A$1 = R5.66 and A$1 = R5.66 for the March 2007 and December 2006 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently. + The acquisition of South Deep is effective from 1 December 2006.

GOLD FIELDS RESULTS Q3F2007
I

O p e r a t i n g   a n d   f i n a n c i a l   r e s u l t s
International Operations
Australian Dollars
Ghana
Venezuela
Australia #
Australia #
United States Dollars
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
St Ives
Agnew
Operating Results

Ore milled/treated (000 tons)
March 2007
9,538         5,895          1,384             191
1,744            324
1,744            324
December
2006
9,331         5,588          1,326             357
1,742            318
1,742            318
Financial year to date
28,048
16997          4027             854
5184            986
5184            986
Yield (ounces per ton)
March 2007
0.042         0.030          0.035          0.043
0.068         0.144
0.068         0.144
December 2006
0.046         0.032          0.039          0.064
0.072         0.167
0.072         0.167
Financial year to date
0.045         0.031          0.037          0.055
0.071         0.161
0.071         0.161
Gold produced(000 ounces)
March 2007
397.0         174.3           48.5
8.2
119.4           46.6
119.4           46.6
December
2006
430.9         178.8           51.6             22.8
124.6           53.0
124.6           53.0
Financial year to date
1,248.7         526.7         148.6            47.2
367.4         158.8
367.4          158.8
Gold sold (000 ounces)
March 2007
397.0         174.3           48.5
8.2
119.4           46.6
119.4            46.6
December
2006
430.9         178.8           51.6            22.8
124.6           53.0
124.6            53.0
Financial year to date
1,249.7        526.7          148.6            48.3
367.4         158.8
367.4          158.8
Gold price received
March 2007
650            650            649             657
650            651
828            829
(dollars per ounce)
December 2006
611            611            612             602
610            620
796            808
Financial year to date
627            628            627             612
627            630
815            819
Total cash costs
March 2007
383            356           454              575
401            334
511            426
(dollars per ounce)
December 2006
351            323            447             426
378            260
493            338
Financial year to date
366            341            447             463
402            263
523            342
Total production costs
March 2007
490            410            479             693
567
722
(dollars per ounce)
December 2006
452            374            472             508
517
674
Financial year to date
469            394            470             560
535
696
Operating costs
March 2007
17              11             16               47
26              57
33             73
(dollars per ton)
December 2006
17              11             17               30
29              47
38             61
Financial year to date
17              11             16               34
29              46
38             60
Financial Results ($ million)
Revenue
March 2007
258.3         113.3          31.4
5.5         77.7           30.5
99.2          38.6
December
2006
263.5         109.3          31.6              13.8         76.0           32.8
99.1          42.8
Financial year to date
783.9         330.8          93.2              29.6
230.3         100.1
299.4         130.1
Operating costs
March 2007
160.0           64.5          22.2               9.0
45.8          18.4
58.2          23.6
December
2006
159.9           61.6          22.5             10.6
50.3          14.8
65.6          19.4
Financial year to date
477.6         186.5           64.8             29.4
151.3          45.5
196.7          59.2
Gold inventory change
March 2007
(6.5)          (2.8)             0.2            (2.7)            3.9           (5.1)
5.1          (6.5)
December
2006
(9.3)          (4.0)             0.4
-
(3.2)          (2.4)
(3.8)          (3.2)
Financial year to date
(18.3)          (7.4)             1.7            (3.3)
(2.1)          (7.2)
(2.8)          (9.3)
Operating profit
March 2007
104.9          51.5             9.0            (0.8)
28.0          17.1
35.9          21.5
December
2006
112.9          51.7             8.7               3.2
28.9          20.4
37.3          26.6
Financial year to date
324.7         151.6           26.7
3.5          81.1          61.7
105.5          80.2
Amortisation of mining assets
March 2007
43.4             9.8            1.2               0.9
31.3
40.1
December
2006
45.8             9.6            1.3               1.9
33.0
41.8
Financial year to date
132.3           28.9            3.5               4.6
95.1
123.7
Net operating profit
March 2007
61.5           41.7            7.8             (1.7)
13.7
17.3
December
2006
67.1           42.1            7.4               1.3
16.4
22.1

Financial year to date
192.4         122.7           23.2            (1.1)
47.6
62.0
Other income/(expenses)
March 2007
4.5           (0.1)           (0.1)            (0.1)
4.9
6.3
December
2006
3.5            0.3              0.1              0.2
2.9
3.8
Financial year to date
9.4           (0.8)
-              1.0
9.3
12.1
Profit before taxation
March 2007
66.0           41.6             7.7            (1.9)
18.6
23.5
December
2006
70.6           42.4             7.4              1.5
19.3
25.9
Financial year to date
201.8         121.9            23.2           (0.2)
56.9
74.0
Mining and income taxation March
2007
24.1           12.9              2.6           (0.9)
9.5
12.2
December
2006
26.2           13.0              2.8            2.4
8.0
10.7
Financial year to date
74.7           37.9              8.2            3.4
25.2
32.8
- Normal taxation
March 2007
13.0            9.1              0.9             0.2
2.8
3.5
December
2006
17.6          11.5              1.5              1.6
2.9
3.8
Financial year to date
49.3          33.4              3.7              3.8
8.4
10.9
- Deferred taxation
March 2007
11.2            3.8              1.8
(1.1)
6.7
8.7
December
2006
8.6            1.4              1.3              0.7
5.1
6.9
Financial year to date
25.5            4.5              4.6
(0.4)
16.8
21.9
Profit before exceptional items
March 2007
41.9          28.6              5.1            (1.0)
9.1
11.4
December 2006
44.4          29.4              4.6            (0.9)
11.2
15.2
Financial year to date
127.1          83.9            15.0            (3.6)
31.7
41.3
Exceptional items
March 2007
8.5                -                 -                 -
8.5
11.0
December 2006
0.7                -                 -                 -
0.7
0.9
Financial year to date
9.2                -                 -                 -
9.2
11.9
Net profit
March 2007
50.4           28.6              5.1           (1.0)
17.6
22.4
December 2006
45.1           29.4              4.6           (0.9)
11.9
16.1
Financial year to date
136.3           83.9            15.0           (3.6)
40.9
53.2
March 2007
44.6           28.6              5.1           (1.0)
11.8
22.4
December 2006
44.5           29.5              4.6           (0.9)
11.4
15.3
Net profit excluding gains and
losses on foreign exchange and
exceptional items
Financial year to date
131.8           85.3            15.5           (3.6)
34.8
45.2
Capital expenditure
March 2007
57.3           21.0              8.9             2.3           20.6            4.5
26.4                5.7
December 2006
62.6           25.8              7.1             5.0           17.1            7.6
22.3                9.9
Financial year to date
174.8           59.5            22.8           18.2           54.1
20.2
70.3              26.2
Planned for next six months to September 2007
188.5         105.4             16.2          15.4           44.3             7.2
55.0               9.0

I
GOLD FIELDS RESULTS Q3F2007
U n d e r g r o u n d   a n d   s u r f a c e
South African Rand and Metric Units
South African Operations
International Operations
Ghana       Venezuela        Australia
Operating Results
Total Mine
Operations
Total   Driefontein
Kloof    Beatrix
South
Deep+
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
March 2007
3,317       2,897        930        851       807        309        420           -           -            -
319
101
December
2006
3,308       2,866        937        893       935        101        442           -           -            -
348
94
Financial year to date
9,941       8,563     2,831      2,596    2,726        410     1,378           -           -
1,063
315
- surface
March 2007
10,065          947       704          69
-        174
9,118     5,895    1,384         191     1,425       223
December 2006
9,801          912        736         93
-          83
8,889     5,588    1,326         357     1,394       224
Financial year to date
29,408       2,738     2,179        302
-        257    26,670    16,997   4,027
854     4,121
671
- total
March 2007
13,382       3,844     1,634        920       807        483     9,538      5,895   1,384         191     1,744       324
December 2006
13,109       3,778     1,673        986       935        184     9,331      5,588   1,326         357     1,742       318
Financial year to date
39,349
11,301     5,010     2,898    2,726         667   28,048    16,997   4,027
854     5,184
986
Yield (grams per ton)
- underground
March 2007
6.6           6.7        7.6         8.0        4.6         6.1        5.8            -           -            -
4.8
9.1
December
2006
6.8           6.8        7.5         7.8        5.0         7.7        6.8            -           -            -
5.3
12.7
Financial year to date
6.7           6.8        7.5         8.2        4.8         6.5        6.3            -           -
4.8
11.3
- surface
March 2007
1.1           1.0        1.0         1.0           -         1.0        1.1         0.9        1.1         1.3        1.5        2.4
December
2006
1.2           1.0        0.9         2.1           -         0.7        1.2         1.0        1.2         2.0        1.5        2.0
Financial year to date
1.1           1.0        1.0         1.3           -         0.9        1.1         1.0        1.1         1.7        1.5        2.1
- combined
March 2007
2.5           5.3        4.8         7.4        4.6         4.3        1.3         0.9        1.1         1.3        2.1        4.5
December 2006
2.6           5.4        4.6         7.3        5.0         4.6        1.4         1.0        1.2         2.0        2.2        5.2
Financial year to date
2.5           5.4        4.7         7.4        4.8         4.4        1.4         1.0        1.1         1.7        2.2        5.0
Gold produced (kilograms)
- underground
March 2007
21,926
19,484    7,104      6,773     3,708     1,899     2,442            -           -             -
1,518
924
December
2006
22,453
19,426    7,016      6,978     4,650        782     3,027            -           -             -
1,836
1,191
Financial year to date
66,828
58,197  21,348    21,174    12,994     2,681     8,631            -           -             -
5,079
3,552
- surface
March 2007
10,862          956       710          70
-         176
9,906      5,420     1,508        256    2,197        525
December
2006
11,301          926       676        194
-          56
10,375      5,562    1,605        709     2,040        459
Financial year to date
32,997      2,789      2,167        390
-        232    30,208    16,381     4,621     1,469     6,349      1,388
- total
March 2007
32,788
20,440    7,814      6,843    3,708     2,075    12,348      5,420     1,508        256     3,715      1,449
December 2006
33,754
20,352     7,692     7,172    4,650        838    13,402      5,562     1,605       709      3,876      1,650
Financial year to date
99,825
60,986   23,515    21,564  12,994      2,913   38,839     16,381     4,621    1,469    11,428      4,940
Operating costs (Rand per ton)
- underground
March 2007
648           673       680        748       481        951        475            -           -            -
416
662
December
2006
593           605       654        696       419
1,078       517             -           -            -
499
584
Financial year to date
595           616       653        718       425        982       466             -           -            -
436
564
- surface
March 2007
101
65         64
101           -          54       105           79
116
338
138
296
December
2006
103
66         65         86            -          50       107           81
125
220
143
242
Financial year to date
102
65         64         83            -          53       105           79
116
249
153
226
- total
March 2007
237          523        415       699        481        628       121           79
116
338
189
410
December 2006
227          475        395       638        419        614       126           81
125
220
214
343
Financial year to date
226          482        397       652        425        624       123           79
116
249
211
334
+ The acquisition of South Deep is effective from 1 December 2006.
Restated operating cost per ton on the assumption that Ore Reserve Development (ORD) is fully expensed
South African
Operations
International
Operations
Total Mine
Operations
Total   Driefontein
Kloof     Beatrix
South
Deep+
Total
- underground
March 2007
723
759          766            861           562          971                 475
December
2006
672
696         754             803           479
1,078                517
Financial year to date
668
701         745             826           491           997               466
- surface
March 2007
101
65            64             101                -              54               105
December
2006
103
66            65                86               -               50              107
Financial year to date
102
65            64                83               -               53              105
- total
March 2007
255
588         463            804           562            641              121
December
2006
247
544         451            736           479           614               126
Financial year to date
245
547         448            748           491            633              123
+ The acquisition of South Deep is effective from 1 December 2006.

GOLD FIELDS RESULTS Q3F2007
I

D e v e l o p m e n t   r e s u l t s
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
March 2007 quarter
December 2006 quarter
9 months year to date F2007
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main            VCR
Carbon
Leader
Main           VCR
Advanced (m)
4,044
1,159
1,426            4,955         1,025         1,474            13,375             3,008
4,739
Advanced on reef
(m)
726
378
222               851           189            105
2,570                730
573
Sampled (m)
579
303
84               768           123            189
2,289                567
525
Channel width
(cm)
53
70
101                 88             65             95                 68                 62
87
Average value
-
(g/t)
18.7
5.5
8.1              19.6          10.7           10.9              19.4                7.8             11.4
-
(cm.g/t)

987
1
390
814
1,720            696
1,039
1,314               484
998
Kloof
March 2007 quarter
December 2006 quarter
9 months year to date F2007

Reef         Libanon
Kloof
Main
VCR      Libanon
Kloof
Main
VCR     Libanon     Kloof
Main
VCR
Advanced (m)

16
325
1,572
6,594
-
289       1,729       6,922
28        926       4,888     20,235
Advanced on reef
(m)
16
45
468
991             -
28
288
1,078
16
127
1,196
3,389
Sampled (m)
15
39
408
912             -
24
261
962
15
120
1,107
2,853
Channel width
(cm)
99
102
69
92             -
75
156
69
99
88
102
79
Average value
-
(g/t)
10.3
8.2
9.5
17.9             -
5.5
6.5
26.7
10.3          6.7         8.4        21.0
-    (cm.g/t)
1,026
836
652
1,654             -
417
1,014
1,836       1,026         596        857      1,670
Beatrix
March 2007 quarter
December 2006 quarter
9 months year to date F2007
Reef
Beatrix
Kalkoenkrans        Beatrix
Kalkoenkrans                Beatrix
Kalkoenkrans
Advanced (m)
8,014
2,350            8,778                            2,638                 25,158                        7,617
Advanced on reef
(m)
1,305
132            1,488                               163                  4,309                           351
Sampled (m)
858
123            1,017
84                   3,345                          270
Channel width
(cm)
79
112              103                                123                       85                          121
Average value
-
(g/t)
7.4
7.1             11.4                                 8.6                    10.7                         10.9
-   (cm.g/t)
578
2
800            1,172                             1,065                     914                        1,325
South Deep+
March 2007 quarter
December 2006 quarter
4 months year to date F2007
Reef
VCR
Elsburg               VCR
Elsburg                       VCR
Elsburg
Advanced (m)
199
827                   43                           323                         242
1,150
Advanced on reef
(m)
18
722                     -
251
18
973
Sampled (m)
15
-                     -                                -
15                           -
Channel width
(cm)
118
-                     -                                -
118                           -
Average value
-
(g/t)
0.4
6.2
3
-
6.6
0.4
6.3
-   (cm.g/t)
42
4
-                     -                                -
42                           -
1) Development is traversing thin, single and poorly developed Multiple Band Carbon Leader reef.
2) Development at South shaft is on the margins of the ore body, while North shaft is currently crossing a low grade trend facies.
3) Trackless development in the Elsburg reefs is evaluated by means of the block model.
4) VCR not fully exposed in faulted area.
+ The acquisition of South Deep is effective from 1 December 2006.

I
GOLD FIELDS RESULTS Q3F2007
A d m i n i s t r a t i o n   a n d   c o r p o r a t e   i n f o r m a t i o n

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
LONDON
St James ’s Corporate Services Limited
6 St James ’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor relations
NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

Media relations
WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
A J Wright (Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
K Ansah#
A Grigorian °
J G Hopwood
G Marcus
J M McMahon *
D M J Ncube
R L Pennant-Rea *
P J Ryan
T M G Sexwale
C I von Christierson
* British
# Ghanaian
° Russian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2007

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs